Consolidated income statements

SEK M		2000	2001	2002
Net sales	Note 3	130,070	189,280	**186,198**
Cost of sales		(104,548)	(155,592)	**(151,569)**
Gross income		25,522	33,688	**34,629**
Research and development expenses		(4,876)	(5,391)	**(5,869)**
Selling expenses		(10,140)	(15,766)	**(16,604)**
Administrative expenses		(4,974)	(6,709)	**(5,658)**
Other operating income and expenses	Note 4	622	(4,096)	**(4,152)**
Income from investments in associated companies	Note 5	444	50	**182**
Income from other investments	Note 6	70	1,410	**309**
Restructuring costs	Note 7	–	(3,862)	**–**
Operating income (loss)	Note 8	6,668	(676)	**2,837**
Interest income and similar credits		1,588	1,275	**1,217**
Interest expenses and similar charges		(1,845)	(2,274)	**(1,840)**
Other financial income and expenses	Note 9	(165)	(191)	**(201)**
Income (loss) after financial items		6,246	(1,866)	**2,013**
Taxes	Note 10	(1,510)	326	**(590)**
Minority interests in net income (loss)	Note 11	(27)	73	**(30)**
Net income (loss)		4,709	(1,467)	**1,393**
Basic and diluted net income (loss) per share, SEK		11.20	(3.50)	**3.30**

The accompanying notes forms an integral part of these Consolidated Financial Statements.

Consolidated balance sheets							
SEK M		December 31, 2000		December 31, 2001		**December 31, 2002**	
Assets							
Non-current assets							
Intangible assets	Note 12		6,925		17,525		**17,045**
Tangible assets	Note 12						
Property, plant and equipment		22,231		33,234		**30,799**	
Assets under operating leases		14,216	36,447	27,101	60,335	**23,525**	**54,324**
Financial assets							
Shares and participations	Note 13	30,481		27,798		**27,492**	
Long-term customer-financing receivables	Note 14	22,909		26,075		**25,207**	
Other long-term receivables	Note 15	7,264	60,654	14,456	68,329	**12,485**	**65,184**
Total non-current assets			104,026		146,189		**136,553**
Current assets							
Inventories	Note 16		23,551		31,075		**28,305**
Short-term receivables							
Customer-financing receivables	Note 17	18,882		22,709		**21,791**	
Other receivables	Note 18	38,316	57,198	33,569	56,278	**26,995**	**48,786**
Marketable securities	Note 19		9,568		13,514		**16,707**
Cash and bank accounts	Note 20		6,400		13,869		**8,871**
Total current assets			96,717		114,736		**102,669**
Total assets			200,743		260,925		**239,222**
Shareholders' equity and liabilities							
Shareholders' equity	Note 21						
Restricted equity							
Share capital		2,649		2,649		**2,649**	
Restricted reserves		13,804	16,453	12,297	14,946	**14,093**	**16,742**
Unrestricted equity							
Unrestricted reserves		67,176		71,706		**60,143**	
Net income (loss)		4,709	71,885	(1,467)	70,239	**1,393**	**61,536**
Total shareholders' equity			88,338		85,185		**78,278**
Minority interests	Note 11		593		391		**247**
Provisions							
Provisions for post-employment benefits	Note 22	2,632		14,647		**16,236**	
Provisions for deferred taxes		2,264		1,044		**912**	
Other provisions	Note 23	12,676	17,572	17,383	33,074	**15,809**	**32,957**
Non-current liabilities	Note 24						
Bond loans		30,872		30,715		**33,870**	
Other loans		9,533		14,036		**12,549**	
Other long-term liabilities		265	40,670	9,379	54,130	**6,704**	**53,123**
Current liabilities	Note 25						
Loans		25,828		36,817		**26,018**	
Trade payables		11,377		23,115		**22,214**	
Other current liabilities		16,365	53,570	28,213	88,145	**26,385**	**74,617**
Total shareholders' equity and liabilities			200,743		260,925		**239,222**
Assets pledged	Note 26		2,990		3,737		**3,610**
Contingent liabilities	Note 27		6,789		10,441		**9,334**

The accompanying notes forms an integral part of these Consolidated Financial Statements.

Consolidated cash-flow statements

SEK M		2000		2001		2002	
Operating activities							
Operating income			6,668		(676)		**2,837**
Depreciation and amortization	Note 8		6,251		9,961		**10,844**
Other items not affecting cash	Note 28		(426)		539		**1,955**
Changes in working capital:							
(Increase)/decrease in receivables			(1,450)		2,645		**3,649**
(Increase)/decrease in inventories			(1,458)		2,813		**53**
Increase/(decrease) in liabilities and provisions			(356)		992		**(2,692)**
Interest and similar items received			1,262		1,494		**942**
Interest and similar items paid			(1,325)		(1,862)		**(1,047)**
Other financial items			(57)		(191)		**(170)**
Income taxes paid			(1,084)		(1,572)		**(1,069)**
Cash flow from operating activities			8,025		14,143		**15,302**
Investing activities							
Investments in fixed assets		(5,419)		(8,090)		**(6,665)**	
Investments in leasing assets		(5,684)		(5,852)		**(5,179)**	
Disposals of fixed assets and leasing assets		2,107		2,578		**3,162**	
Customer-financing receivables, net	Note 28	(4,509)		(3,719)		**(5,739)**	
Shares and participations, net	Note 28	(1,654)		3,936		**(88)**	
Acquired and divested subsidiaries and other business units, net	Note 2, 28	(1)	(15,160)	13,002	1,855	**(159)**	**(14,668)**
Cash flow after net investments			(7,135)		15,998		**634**
Financing activities							
Increase (decrease) in bond loans and other loans	Note 28	8,162		6,164		**(111)**	
Loans to external parties, net	Note 28	305		213		**1,692**	
Dividend to AB Volvo shareholders		(3,091)		(3,356)		**(3,356)**	
Repurchase of own shares		(11,808)		(8,336)		**–**	
Dividends to minority shareholders		(9)		–		**(13)**	
Other		–	(6,441)	132	(5,183)	**12**	**(1,776)**
Change in liquid funds, excluding translation differences			(13,576)		10,815		**(1,142)**
Translation difference on liquid funds			275		600		**(663)**
Change in liquid funds			(13,301)		11,415		**(1,805)**
Liquid funds, January 1			29,269		15,968		**27,383**
Liquid funds, December 31			15,968		27,383		**25,578**

The accompanying notes forms an integral part of these Consolidated Financial Statements.

The effects of major acquisitions and divestments of subsidiaries in each year have been excluded from other changes in the balance sheet in the cash-flow statement. The effects of currency movements in translation of foreign Group companies have also been excluded since these effects do not affect cash flow. Liquid funds include cash and bank balances and marketable securities.

Amounts in SEK M unless otherwise specified. The amounts within parentheses refer to the two preceding years; the first figure is for 2001 and the second for 2000.

Note 1 Accounting principles

Volvo's operations

The Volvo Group's operations are focused on transport solutions for commercial use and include development, manufacturing and sales of vehicles, machinery and power systems and also transport-related services such as service adapted to customer requirements, financing, insurance and transport information systems. Volvo is, after the acquisition of Renault V.I. and Mack Trucks at the beginning of 2001, the world's second largest manufacturer of heavy trucks and also one of the world's largest producers of heavy-diesel engines. Volvo is also one of the world's largest manufacturers of buses and construction equipment, a successful supplier of marine and industrial power systems, and a key partner to the foremost companies in the aircraft and aerospace industries.

Operating structure

As of 2002, the Volvo Group's operations are organized in eight business areas: Volvo Trucks, Renault Trucks, Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are other operations consisting mainly of business units that are designed to support the business areas' operations. The business units include Powertrain, Volvo IT, Logistics and Parts.

Each business area, except for Financial Services, has total responsibility for its operating income, operating capital and operating cash-flow. The Financial Services business area has responsibility for its net income and total balance sheet within certain restrictions and principles that are established centrally. In Volvo's external financial reporting, sales and operating income are reported by product area. Operating income within the business units Powertrain and Parts are distributed to the respective product areas.

The supervision and coordination of treasury and tax matters is organized centrally to obtain the benefits of a Group-wide approach. The legal structure of the Volvo Group is based on optimal handling of treasury, tax and administrative matters and, accordingly, differs from the operating structure.

The consolidated financial statements for AB Volvo (the Parent Company) and its subsidiaries are prepared in accordance with Swedish GAAP. These accounting principles differ in significant respects from U.S. GAAP, see Note 33.

Changes in accounting principles

As of 2001, Volvo is applying the following new accounting standards issued by the Swedish Financial Accounting Standards Council: RR1:00 Consolidated Financial Statements and Business Combinations, RR12 Tangible Assets, RR13 Associates, RR14 Joint Ventures, RR15 Intangible Assets, RR16 Provisions, Contingent Liabilities and Contingent Assets, RR17 Impairment of Assets, RR18 Income Per Share, RR19, Discontinuing Operations and RR20 Interim Financial Reporting. All accounting standards conform in all significant respects with the corresponding accounting standard issued by the International Accounting Standards Committee (IASC).

In applying the transition rules as a consequence of the aforementioned accounting standards, there were no retroactive effects on Volvo's earlier financial statements. In applying the new standards during fiscal year 2001, RR1:00 Consolidated Financial Statements and Business Combinations, RR14 Joint Ventures, RR15 Intangible Assets, RR16 Provisions, Contingent Liabilities and Contingent Assets resulted in a change in Volvo's accounting principles.

RR1:00 Consolidated Financial Statements
and Business Combinations
In accordance with RR1:00 Consolidated Financial Statements and Business combinations, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined to the market price of the issued shares at the time of the transaction. In accordance with Volvo's previous accounting principles, such a purchase consideration was determined based on the average market price of the issued shares during ten days prior to the public disclosure of the transaction.

RR14 Joint Ventures
In accordance with RR14 Joint ventures, a joint venture should either be reported by use of the proportionate consolidation method or the equity method. Effective in 2001, the proportionate consolidation method is the preferred method under Volvo's accounting principles. In previous years, all joint ventures have been reported by use of the equity method.

RR15 Intangible Assets
In accordance with RR15 Intangible Assets, the expenditures for development of new products, production and information systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo's application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. In accordance with Volvo's previous accounting principles, all costs for the development of new products, production and information systems were expensed on a current basis.

RR16 Provisions, Contingent Liabilities
and Contingent Assets
In accordance with RR16 Provisions, Contingent Liabilities and Contingent Assets, a provision for decided restructuring measures

is reported first when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected. In accordance with Volvo's previous accounting principles, a provision for restructuring measures was reported in connection with the measures being decided by the company's management.

Income from investments in shares
Effective in 2001, Income from investments in associated companies and Income from other investments are included as a part of the operating income rather than as earlier as a part of the financial net. The change has been made as an adaption to Volvo's internal business control model in connection with the new organization. Comparable figures for previous years have been restated to conform to the changed classification.

Change of accounting principles in 2003
Effective in 2003 Volvo will adopt RR29 Employee benefits in its financial reporting. RR29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all signficant respects with IAS19 Employee benefits issued earlier by the IASC. By adoption of RR29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries will be accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability should be established as per January 1, 2003, determined in accordance with RR29. This transitional liability has been determined to exceed the liability recognized as per December 31, 2002, in accordance with earlier principles with approximately SEK 1.9 billion. The excess liability will consequently be recognized as per January 1, 2003, as an increase of provisions for pensions and similar benefits and a corresponding decrease of shareholders equity. In accordance with the transition rules of the new standard, Volvo will not restate figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR29 will differ for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR29 will mainly have the effect that plan assets invested in Volvo's Swedish pension foundation as of 2003 will be accounted for at a long-term expected return rather than to be revaluated each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR29 does not include rules about minimum liability adjustments.

Effective in 2003, Volvo will also adopt the following new Swedish accounting standards: RR22 Presentation of financial statements, RR24 Investment property, RR25 Segment reporting, RR26 Events after the balance sheet date, RR27 Financial instrument: Disclosure and presentation and RR28 Accounting for government grants. None of these new standards are expected to have a significant effect on Volvo's financial statements.

Consolidated accounts
The consolidated accounts comprise the Parent Company, all subsidiaries, joint ventures and associated companies. Subsidiaries are defined as companies in which Volvo holds more than 50% of the voting rights or in which Volvo otherwise has a controlling influence. However, subsidiaries in which Volvo's holding is temporary are not consolidated. Joint ventures are companies over which Volvo has joint control together with one or more external parties. Associated companies are companies in which Volvo has long-term holdings equal to at least 20% but not more than 50% of the voting rights and has a significant Influence.

The consolidated accounts are prepared in accordance with the principles set forth in the Recommendation of the Swedish Financial Accounting Standards Council, RR1:00, Consolidated Financial Statements and Business Combinations.

All business combinations are accounted for in accordance with the purchase method.

Companies that have been divested are included in the consolidated accounts up to and including the date of divestment. Companies acquired during the year are consolidated as of the date of acquisition.

Joint ventures are preferably reported by use of the proportionate method of consolidation. A few joint ventures are reported by use of the equity method due to practical reasons.

Holdings in associated companies are reported in accordance with the equity method. The Group's share of reported income after financial items in such companies, adjusted for minority interests, is included in the consolidated income statement in Income from investments in associated companies, reduced in appropriate cases by amortization of goodwill. The Group's share of reported taxes in associated companies, is included in Group tax expense.

For practical reasons, most of the associated companies are included in the consolidated accounts with a certain time lag, normally one quarter. Dividends from associated companies are not included in consolidated income. In the consolidated balance sheet, the book value of shareholdings in associated companies is affected by Volvo's share of the company's net income, reduced by the amortization of goodwill and by the amount of dividends received.

Accounting for hedges
Loans and other financial instruments used to hedge an underlying position are reported as a hedge. In order to apply hedge accounting, the following criteria must be met: the position being hedged is identified and exposed to exchange-rate or interest-rate movements, the purpose of the loan/instrument is to serve as a hedge and that the hedging effectively protects the underlying position against changes in the market rates. Financial instruments used for the purpose of hedging future currency flows are accounted for as hedges if the currency flows are considered probable to occur.

Foreign currencies
In preparing the consolidated financial statements, all items in the income statements of foreign subsidiaries and joint ventures (except subsidiaries in highly inflationary economies) are translated to Swedish kronor at the average exchange rates during the year (average rate). All balance sheet items except net income are translated at exchange rates at the respective year-ends (year-end rate). The differences in consolidated shareholders' equity arising as a result of variations between year-end exchange rates are charged or credited directly to shareholders' equity and classified as restricted or unrestricted reserves. The difference arising in the consolidated balance sheet as a result of the translation of net income, in the income statements, in foreign subsidiaries' to Swedish kronor at average rates, and in the balance sheets at year-end rate, is charged or credited to unrestricted reserves.

Movements in exchange rates change the book value of foreign associated companies. This difference affects restricted reserves directly.

When foreign subsidiaries, joint ventures and associated companies are divested, the accumulated translation difference is reported as a realized gain/loss and, accordingly, affects the capital gain.

Financial statements of subsidiaries operating in highly inflationary economies are translated to Swedish kronor using the monetary method. Monetary items in the balance sheet are translated at year-end rates and nonmonetary balance sheet items and corresponding income statement items are translated at rates in effect at the time of acquisition (historical rates). Other income statement items are translated at average rates. Translation differences are credited to, or charged against, income in the year in which they arise.

In the individual Group companies as well as in the consolidated accounts, receivables and liabilities in foreign currency are valued at year-end exchange rates. In appropriate cases, hedged receivables and liabilities are valued at the underlying forward rate.

Gains and losses pertaining to hedges are reported at the same time as gains and losses of the items hedged. Received premiums or payments for currency options, which hedge currency flows in business transactions, are reported as income/expense during the contract period.

Gains/losses on outstanding currency futures at year-end, which were entered into to hedge future commercial currency flows, are reported at the same time as the commercial flow is realized. For other currency futures that do not fullfil the criteria for hedge accounting a full market valuation is made on a portfolio basis and are credited to, or charged against income.

In valuing financial assets and liabilities whose original currency denomination has been changed as a result of currency swap contracts, the loan amount is accounted for translated to Swedish kronor taking into account the swap contracts.

Exchange differences on loans and other financial instruments in foreign currency, which are used to hedge net assets in foreign subsidiaries and associated companies, are offset against translation differences in the shareholders' equity of the respective companies.

Exchange gains and losses on payments during the year and on the valuation of assets and liabilities in foreign currencies at year-end are credited to, or charged against, income before taxes and minority interests in the year they arise.

Other financial instruments
Interest-rate contracts and foreign exchange contracts are used to change the underlying financial asset and debt structure and are reported as hedges against such assets and debts.

Interest-rate contracts used as part of the management of the Group's short-term investments are valued together with these investments in accordance with the portfolio method. Provisions are made for unrealized losses in excess of the unrealized gains within the portfolio.

Interest-rate contracts that do not fullfil the criteria of hedge accounting are valued at the balance sheet date at which time provisions for unrealized losses are made.

Net sales
The Group's reported net sales pertain mainly to revenues from sales of goods and services. Net sales are reduced by the value of discounts granted and by returns.

Income from the sale of goods is recognized when the goods are delivered to the customers. If, however, the sale of goods is combined with a buy-back agreement or a residual value guarantee, the sale is accounted for as an operating lease transaction if significant risks of the goods are retained in Volvo. Income from the sale of workshop services is recognized when the service is provided. Rental revenues and interest income in conjunction with financial leasing or installment contracts are recognized over the contract period.

Research and development expenses
Effective in 2001, Volvo has adopted RR15 Intangible Assets (see changes in accounting principles above). In accordance with the new accounting standard, expenditures for development of new products and production systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo's application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred.

Warranty expenses
Estimated costs for product warranties are charged to operating expenses when the products are sold. Estimated costs include both expected contractual warranty obligations as well as expected goodwill warranty obligations. Estimated costs are determined based upon historical statistics with consideration of known changes in product quality, repair costs or similar. Costs for campaigns in connection with specific quality problems are charged to operating expenses when the campaign is decided and announced.

Restructuring costs
Restructuring costs are reported as a separate line item in the income statement if they relate to a considerable change of the Group structure. Other restructuring costs are included in Other operating income and expenses. A provision for decided restructuring measures (see changes in accounting principles above) is reported when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected.

Depreciation, amortization and impairments of tangible and intangible non-current assets
Depreciation is based on the historical cost of the assets, adjusted in appropriate cases by write-downs, and estimated useful lives. Capitalized type-specific tools are generally depreciated over 2 to 8 years. The depreciation period for assets under operating leases is normally 3 to 5 years. Machinery is generally depreciated over 5 to 20 years, and buildings over 25 to 50 years, while the greater part of land improvements are depreciated over 20 years. In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee. These entrance fees are capitalized and depreciated over 5 to 10 years.

The difference between depreciation noted above and depreciation allowable for tax purposes is reported by the parent company and in the individual Group companies as accumulated accelerated depreciation, which is included in untaxed reserves. Consolidated reporting of these items is described below under the heading Deferred taxes, allocations and untaxed reserves.

Goodwill is included in intangible assets and amortized over its estimated useful life. The amortization period is 5 to 20 years. The goodwill pertaining to Renault V.I., Mack Trucks, Volvo Construction Equipment, Champion Road Machinery, Volvo Aero Services, Prévost, Nova BUS, Volvo Bus de Mexico, Volvo Construction Equipment Korea and Volvo Aero Norge are being amortized over 20 years due to the holdings' long-term and strategic importance.

If, at a balance sheet date, there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset is estimated. If the recoverable amount is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount.

Shares and participations
Investments in shares and participations which are not associated companies or joint ventures are valued at cost. Dividends received in respect of such investments are included in income unless received closely after cost was determined. If there is a diminution in value and this diminution can be considered permanent, the investment is written down to this lower value, and the diminution is charged to income. If a write-down is no longer needed, it is restored to income.

Inventories
Inventories are stated at the lower of cost, in accordance with the first-in, first-out method (FIFO), or net realizable value. Provisions are made for obsolescence.

Marketable securities
Marketable securities are stated at the lower of cost or market value in accordance with the portfolio method.

Liquid funds
Liquid funds include cash and bank balances and marketable securities. Marketable securities to some extent consist of interest-bearing securities with maturities exceeding three months. However, these securities have high liquidity and can easily be converted to cash.

Post-employment benefits
Most of the Volvo Group's pension commitments are met through continuous payments to independent authorities or bodies that administer the plans. Pension expense corresponding to the fees paid for these defined-contribution pension plans is reported continuously. In certain of Volvo's subsidiaries, mainly in Sweden and the US, there are defined benefit plans covering pensions and healthcare benefits. For these plans, a provision and annual pension expense are calculated based on the current value of the earned future benefits. Provisions for pensions and annual expenses related to defined pension and healthcare benefits are reported in Volvo's consolidated balance sheet and income statement by applying the local rules and directives in each country.

Provisions for residual value risks
Residual value risks are attributable to operational lease contracts and sales transactions combined with buy-back agreements or residual value guarantees. Residual value risks are the risks that Volvo in the future would have to dispose used products at a loss if the price development of these products is worse than what was expected when the contracts were entered. Provisions for residual value risks are made on a continuing basis based upon estimations of the used products' future net realizable values. The estimations of future net realizable values are made with consideration of current prices, expected future price development, expected inventory turnover period and expected variable and fixed selling expenses. If the residual value risks are pertaining to products that are reported as tangible assets in Volvo's balance sheet, these risks are reflected by depreciation or write-down of the carrying value of these assets. If the residual value risks are pertaining to products which are not reported as assets in Volvo's balance sheet, these risks are reflected under the line item provisions.

Deferred taxes, allocations and untaxed reserves
Tax legislation in Sweden and other countries sometimes contains rules other than those identified with generally accepted accounting principles, and which pertain to the timing of taxation and measurement of certain commercial transactions. Deferred taxes are provided for on differences which arise between the taxable value and reported value of assets and liabilities (temporary differences) as well as on tax-loss carryforwards. However, with regards to the valuation of deferred tax assets (the value of future tax deductions), these items are recognized provided that it is probable that the amounts can be utilized in connection with future taxable income.

Tax laws in Sweden and certain other countries allow companies to defer payment of taxes through allocations to untaxed reserves. These items are treated as temporary differences in the consolidated balance sheet, that is, a division is made between deferred tax liability and equity capital (restricted reserves). In the consolidated income statement an allocation to, or withdrawal from, untaxed reserves is divided between deferred taxes and net income for the year.

Application of estimated values
In preparing the year-end financial statements in accordance with generally accepted accounting principles, company management makes certain estimates and assumptions that affect the value of assets and liabilities as well as contingent liabilities at the balance sheet date. Reported amounts for income and expenses in the reporting period are also affected. The actual results may differ from these estimates.

Note 2 Acquisitions and divestments of shares in subsidiaries

Significant acquisitions, formations and divestments within the Group are listed below.

Volvo Aero Services LP
During 2002 VNA Holding Inc acquired an additional 9% of the shares in Volvo Aero Services LP (previously The AGES Group ALP). Thereafter, Volvo owns 95% of Volvo Aero Services LP.

Prévost Holding BV
On October 1, 2001 Volvo Buses divested 1% of Prévost Holding BV, a Canadian and North American bus manufacturer, to Henlys Group Plc. Thereafter Volvo and Henlys Group Plc own 50% of Prévost Holding BV each. Thus, effective on October 1, 2001, Prévost Holding BV is a joint venture and reported in the Volvo Group accounts in accordance with the proportionate consolidation method.

Acrivia AB (former OmniNova Technology AB)
In April 2001, Volvo Buses acquired 65% of Acrivia AB, an engineering company that develops production processes for buses and produce frames for the new TX platform, from TWR Sweden AB. Thereafter, Volvo Buses owns 100% of Acrivia AB.

Low Cab-Over-Engine (LCOE)
On July 27, 2001 Volvo Trucks North America agreed to sell its LCOE business to Grand Vehicle Works Holdings, LLC. By divesting its LCOE operations, Volvo met the condition imposed by U.S. Department of Justice for approval of its acquisition of Mack and Renault V.I.

Volvia
On February 8, 2001, Volvo's wholly owned subsidiary, Volvia reached an agreement covering the divestment of its insurance operations. The buyer is the If insurance company. The purchase price for the operations was 562.

Renault V.I. and Mack
On January 2, 2001, AB Volvo's acquisition of Renault's truck operations, Mack and Renault V.I., became effective. Under the terms of acquisition AB Volvo acquired all the shares of Mack and Renault V.I. in exchange for 15% of the shares in AB Volvo. The purchase price for the shares was set at SEK 10.7 billion, based on the Volvo share price on the acquisition date. Goodwill amounting to SEK 8.4 billion that arose in connection with the acquisition is being amortized over 20 years. In connection with the acquisition, Renault V.I. Finance was acquired for about FRF 154 M.

Eddo Restauranger AB
In December 2000, AB Volvo and Volvo Car Corporation divested in total 51% of the Eddo Restauranger restaurant chain to Amica AB, a company within the Fazer Group. Eddo was 55% owned by AB Volvo and 45% by Volvo Car Corporation. Amica AB acquired the shares in proportion to earlier holdings by AB Volvo and Volvo Car Corporation. AB Volvo sold its remaining 30% holding in Eddo to Amica AB in September 2002.

Duffields of East Anglia Ltd
In July 2000, Volvo Trucks acquired Duffields of East Anglia Ltd, a company that has been a Volvo dealer since 1969. Duffields is represented in the east of England where they operate from ten own dealerships, manage two customer workshops and are responsible for a small independent dealer.

Volvo (Southern Africa) (Pty) Ltd
In February 2000, the new wholly-owned company Volvo (Southern Africa) (Pty) Ltd acquired the assets of the former distributor in South Africa for approximately USD 10 million, including dealerships in South Africa and an assembly plant for trucks and bus chassis in Botswana. The company will run operations within the truck, bus, construction equipment and marine and industrial engines sectors.

Truck Engine Parts Division
In February 2000, Volvo Aero's Truck Engine Parts Division (TEPD) was taken over by the Finnveden engineering group. TEPD produces components for trucks.

The effects during 2002, 2001 and 2000 on the Volvo Group's balance sheet and cash flow statement in connection with the **acquisition of subsidiaries and other business units** are specified in the following table:

	2000	2001	2002
Intangible assets	125	8,914	135
Property, plant and equipment	68	9,126	95
Assets under operating lease	–	10,195	286
Shares and participations	(9)	433	(214)
Inventories	348	9,361	234
Current receivables	300	8,774	382
Liquid funds	2	4,059	105
Other assets	1	7,674	3
Shareholders' equity	–	(10,356)	–
Minority interests	–	–	119
Provisions	(7)	(14,524)	(33)
Loans	(89)	(2,543)	(247)
Liabilities	(237)	(30,020)	(582)
Acquired net assets	**502**	**1,093**	**283**
Liquid funds paid	(502)	(1,093)	(283)
Liquid funds according to acquisition analysis	2	4,059	105
Effect on Group liquid funds	**(500)**	**2,966**	**(178)**

The effects during 2002 includes wholly owned subsidiaries that previously were accounted for according to the equity method.

For comparability, the adjoining table includes Net sales, Operating income, Income after financial items and Net income in 2000 for the Volvo Group proforma, including Mack Trucks Inc and Renault V.I. The proforma amounts have been prepared by the use of information included in Renault V.I.´s annual report for the year 2000. No adjustment has been made for differences in accounting principles between the Volvo Group and Renault V.I. The proforma calculations include impact of goodwill amortization and payment of consideration for the shares in Renault V.I. The proforma calculation have not been audited by AB Volvo´s auditors.

The effects during 2002, 2001 and 2000 on the Volvo Group's balance sheet and cash flow statement in connection with the **divestment of subsidiaries and other business units** are specified in the following table:

	2000	2001	2002
Intangible assets	(17)	(354)	–
Property, plant and equipment	(132)	(288)	(5)
Shares and participations	7	–	–
Inventories	(69)	(939)	(23)
Other receivables	(93)	(12,139)	(43)
Liquid funds	(7)	(1,824)	(13)
Minority interests	10	176	–
Provisions	158	2,922	–
Loans	38	420	–
Other liabilities	172	583	52
Divested net assets	**67**	**(11,443)**	**(32)**
Liquid funds received	506	11,860	32
Liquid funds, divested companies	(7)	(1,824)	(13)
Effect on Group liquid funds	**499**	**10,036**	**19**

	2000	2001	2002
Net sales	185,988	189,280	186,198
Operating income	8,375	(676)	2,837
Income after financial items	7,555	(1,666)	2,013
Net income	**6,191**	**(1,476)**	**1,393**
Basic and diluted net income per share	14.70	(3.50)	3.30

AB Volvo's holding of shares

AB Volvo's holding of shares and participations in Group companies	Registration number	Percentage holding	Dec 31, 2001 Book value, SEK M	Dec 31, 2002 Book value, SEK M
Volvo Global Trucks AB, Sweden	556605-6759	100	8,420	8,420
Volvo Lastvagnar AB, Sweden	556013-9700	100	–	–
Volvo Lastvagnar Sverige AB, Sweden	556411-6878	100	–	–
Volvo Kuorma- ja Linja-autot Oy Ab, Finland	–	100	–	–
Volvo Truck Latvia Sia, Latvia	–	100	–	–
Volvo Truck Czech S R O, Czech Republic	–	100	–	–
Volvo Truck Slovak, Slovakia	–	100	–	–
Volvo Ukraine LLC, Ukraine	–	100	–	–
Volvo do o Beograd, Yugoslavia	–	100	–	–
Volvo Trucks (Deutschland) GmbH, Germany	–	100	–	–
Volvo Europa Truck NV, Belgium	–	100	–	–
Volvo Trucks (Schweiz) AG, Switzerland	–	100	–	–
Volvo Truck España, SA, Spain	–	100	–	–
Volvo Trucks Canada Inc., Canada	–	100	–	–
Volvo Trucks de Mexico, Mexico	–	100	–	–
Volvo do Brasil Veiculos Ltda, Brazil	–	100	–	–
Volvo Peru Sociedad Anonima, Peru	–	100	–	–
Volvo Truck (Thailand) Co. Ltd., Thailand	–	100	–	–
Volvo Truck East Asia (Pte) Ltd., Singapore	–	100	–	–
Volvo Truck Korea Ltd., South Korea	–	100	–	–
Volvo Truck Australia Pty Ltd., Australia	–	100	–	–
Volvo India Ltd., India	–	100	–	–
Renault V I, France	–	–	–	–
France Vehicules Industriels, France	–	100	–	–
Renault Trucks UK Ltd, Great Britain	–	100	–	–
Renault Trucks Nederland BV, Netherlands	–	100	–	–
Renault VI Belgique, Belgium	–	100	–	–
Renault LKW Deutschland GmbH, Germany	–	100	–	–
Renault Lastbiler Danmark A/S, Denmark	–	100	–	–
Renault Vehicules Industriels Suisse, Switzerland	–	100	–	–
Renault Vehiculos Industriales SA, Spain	–	100	–	–
Renault Trucks, España, Spain	–	100	–	–

AB Volvo's holding of shares and participations in Group companies	Registration number	Percentage holding	Dec 31, 2001 Book value, SEK M	Dec 31, 2002 Book value, SEK M
Renault Vehicules Industriels Italia Spa, Italy	–	100	–	–
Renault LKW Osterreich GmbH, Austria	–	100	–	–
Renault Trucks Polska SP Z.OO, Poland	–	100	–	–
Renault Trucks Hungaria KFT, Hungaria	–	100	–	–
Renault Trucks CR, SRO, The Czech Republic	–	100	–	–
Renault Trucks Argentina, Argentina	–	100	–	–
SARL Renault Trucks Algerie, Algeria	–	100	–	–
Mack Trucks Inc, USA	–	100	3,225	3,225
Kansas City Mack Sales & Service, Inc., USA	–	100	–	–
Mack Canada, Canada	–	100	–	–
Mack Leasing System, Inc., USA	–	100	–	–
Mack de Venezuela, C.A., Venezuela	–	100	–	–
Mack Vehiculos Industriales, C.A., Venezuela	–	100	–	–
Mack Trucks South Africa Pty, South Africa	–	100	–	–
Mack Vehucolos Industriales de Mexico SA de CV, Mexico	–	100	–	–
Mack Trucks Australia Pty Ltd., Australia	–	100	–	–
Volvo Bussar AB, Sweden	556197-3826	100	2,885	2,912
Säffle Karosseri AB, Sweden	556058-3485	100	–	–
Carrus Oy, Finland	–	100	–	–
Volvo Busse Deutschland GmbH, Germany	–	100	–	–
Volvo Poland Sp.Zo. O, Poland	–	100	–	–
Prévost Holding BV, Canada [1]	–	50	–	–
Acrivia AB, Sweden	556540-1691	100	–	–
Volvo Construction Equipment NV, Beesd, The Netherlands	–	100	2,582	2,582
Volvo Wheel Loaders AB, Sweden	556310-1319	100	–	–
Volvo Construction Equipment Components AB, Sweden	556527-6820	100	–	–
Volvo Articulated Haulers AB, Sweden	556360-1615	100	–	–
Volvo Construction Equipment Customer Support AB, Sweden	556310-1301	100	–	–
Volvo Construction Equipment International AB, Sweden	556310-1293	100	–	–
Volvo Construction Equipment Cabs AB, Sverige	556527-6838	100	–	–
Volvo Construction Equipment Europe Ltd., Great Britain	–	100	–	–
Volvo Construction Equipment Europe GmbH, Germany	–	100	–	–
Volvo Compact Service Equipment GmbH, Germany	–	100	–	–
Volvo Motor Graders, Ltd., Canada	–	100	–	–
AB Volvo Penta, Sweden	556034-1330	100	421	421
Volvo Penta Norden AB, Sweden	556127-7533	100	–	–
Volvo Penta Central Europe GmbH, Germany	–	100	–	–
Volvo Penta Espana, SA, Spain	–	100	–	–
Volvo Penta Asia (Pte) Ltd., Singapore	–	100	–	–
Volvo Aero AB, Sweden	556029-0347	100	2,885	2,885
Volvo Aero Engine Services AB, Sweden	556328-9171	100	–	–
Volvo Aero Support AB, Sweden	556413-0184	100	–	–
Volvo Aero Norge AS, Norway	–	78	–	–

AB Volvo's holding of shares and participations in Group companies (cont.)	Registration number	Percentage holding	Dec 31, 2001 Book value, SEK M	Dec 31, 2002 Book value, SEK M
VNA Holding Inc, United States	–	100	2,456	3,510
Volvo Trucks North America, Inc., United States	–	100	–	–
Volvo Construction Equipment North America Inc., United States	–	100	–	–
Volvo Penta of The Americas, Inc., United States	–	100	–	–
Volvo Aero North America Inc., United States	–	100	–	–
Volvo Aero Services LP, USA	–	95	–	–
Volvo Treasury North America Inc., United States	–	100	–	–
Volvo Treasury AB, Sweden	556135-4449	100	3,044	3,044
Volvo Powertrain AB, Sweden	556000-0753	100	166	166
Volvo Parts AB, Sweden	556365-9746	100	200	200
Volvo Group Insurance Försäkrings AB, Sweden	516401-8037	100	182	182
Volvo Information Technology AB, Sweden	556103-2698	100	8	8
Volvo Financial Services AB, Sweden	556000-5406	100	486	486
Sotrof AB, Sweden	556519-4494	100	2,888	2,488
Volvo Technology Transfer AB, Sweden	556542-4370	100	236	286
Celero Support AB, Sweden	556039-1798	100	25	25
Volvo Holding Sverige AB, Sweden	556539-9853	100	5,693	5,693
Volvo Group Finance Europe BV, The Netherlands	–	100	1,003	1,003
Volvo Construction Equipment Korea Co. Ltd., South Korea	–	100	–	–
Volvo Truck & Bus Ltd., Great Britain	–	100	413	413
Volvo China Investment Co. Ltd., China	–	100	275	275
Volvo Holding Mexico, Mexico	–	100	189	278
Volvo Holding Danmark AS, Denmark	–	100	104	104
Volvo Norge AS, Norway	–	100	56	56
Volvo Bus de Mexico, Mexico	–	100	50	50
Other holdings			248	238
Total book value, Group companies [2]			**38,140**	**38,950**

1 Effective on October 1, 2001, Prévost Holding BV is a joint venture with Henlys Plc and reported in the Volvo Group accounts in accordance with the proportionate consolidation method.
2 AB Volvo's share of shareholders' equity in subsidiaries (including equity in untaxed reserves) was 49,657 (39,752).

Note 3 Net sales

Net sales per business and market area are shown in note 34.

Note 4 Other operating income and expenses

	2000	2001	2002
Losses on forward and options contracts	(700)	(2,044)	(195)
Exchange rate differences on trade receivables and payables	436	411	(266)
Amortization of goodwill	(491)	(1,058)	(1,094)
Change in allowances for doubtful receivables, customer financing	(397)	(1,326)	(1,018)
Change in allowances for doubtful receivables, other	(172)	(415)	(362)
Surplus funds from Alecta (previously SPP)	683	43	–
Gain on sale of Volvia's securities portfolio	610	–	–
Gain on sale of Volvia's insurance operations	–	562	–
Adjustment of the gain on sale of Volvo Cars	520	90	–
Other income and expenses	133	(359)	(1,217)
Total	**622**	**(4,096)**	**(4,152)**

Note 5 Income from investments in associated companies

Volvo's share of income after financial items, in associated companies, is shown below:

	Income (loss)			Dividends received		
	2000	2001	2002	2000	2001	2002
Bilia AB	120	151	128	41	42	44
Xian Silver Bus Corp	13	27	29	–	–	–
Turbec AB	(44)	(67)	(67)	–	–	–
Petro Stopping Centers Holding LP	(46)	(73)	(57)	–	–	–
Shanghai Sunwin Bus Corp	–	(31)	(23)	–	–	–
Aviation Lease Finance	–	24	51	–	–	–
Other companies	33	(79)	77	55	8	20
Holdings no longer reported as equity method investments						
AB Volvofinans [1]	111	46	–	8	9	–
Scania AB [2]	341	–	–	637	–	–
Arrow Truck Sales [3]	(76)	–	–	–	–	–
Acrivia AB (OmniNova Technology AB) [3]	(17)	–	–	–	–	–
Other companies	–	–	–	–	15	–
Subtotal	**435**	**(2)**	**138**	**741**	**74**	**64**
Gains (losses) on sale of shares in associated companies						
Eddo Restauranger AB [4]	–	–	32			
Volvofinans	–	61	–			
Other companies	9	(9)	12			
Subtotal	**9**	**52**	**44**			
Total income from investments in associated companies	**444**	**50**	**182**			

1 Divested in 2001.
2 On March 14, 2000 the European Commission rejected Volvo's application for approval of Volvo's proposed acquisition of Scania. As a result, Volvo's holding in Scania is no longer reported in accordance with the equity method.
3 From 2001 a subsidiary of AB Volvo.
4 Divested in 2002.

Note 6 Income from other investments

	2000	2001	2002
Dividends received			
Scania AB[1]	–	637	319
Henlys Group Plc	23	25	7
Holdings of Volvo Technology Transfer[2]	–	26	–
Other	3	6	3
Subtotal	**26**	**694**	**329**
Gain (loss) on sales of shares			
Mitsubishi Motors[3]	–	768	–
Holdings of Volvo Technology Transfer[2]	105	(10)	(16)
Other[4]	(61)	(42)	(4)
Subtotal	**44**	**716**	**(20)**
Total	**70**	**1,410**	**309**

1 In 2000 accounted for by the equity method and included in Income from investments in associated companies.
2 A Volvo venture-capital company.
3 Excluding costs of 194 for terminating the distribution of Mitsubishi Canter as well as costs for terminated development projects.
4 Including write-down of shares.

Note 7 Restructuring costs

Restructuring costs in 2001 amounted to 3,862 of which 3,106 for Trucks, 392 for Buses and 364 for Construction Equipment.

Restructuring costs in Trucks included costs for the integration of Mack Trucks and Renault Trucks in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack's Winnsboro plant and transfer of production to Volvo's New River Valley plant. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reduc-

tions due to the prevailing business conditions, especially in North America. Restructuring costs in Buses were attributable to the shut down of Nova Bus' plant for city buses in Roswell, US. In Construction Equipment, restructuring measures were pertaining to close down of fabrication in the Asheville plant, US, and to an overall redundancy program.

Of the total restructuring costs, 2,259 was attributable to contractual pensions and excess personnel, 573 was attributable to writedowns of assets and the remainder, 1,030 to other restructuring costs.

Note 8 Operating income (loss)

Operating income (loss) by business area is shown in note 34. Depreciation and amortization are included in operating income and are specified by type of asset as shown below:

	2000	2001	2002
Intangible assets	648	1,265	1,586
Property, plant and equipment	2,733	4,545	4,134
Assets under operating leases	2,870	4,151	5,124
Total	**6,251**	**9,961**	**10,844**

Note 9 Other financial income and expenses

Other financial income and expenses include exchange losses amounting to 55 (gain 59; gain 52).

Note 10 Taxes

Income after financial items was distributed as follows:

	2000	2001	2002
Sweden	3,983	(4,062)	(2,448)
Outside Sweden	1,828	2,198	4,323
Share of income (loss) in associated companies	435	(2)	138
Total	**6,246**	**(1,866)**	**2,013**

Tax expense was distributed as follows:

	2000	2001	2002
Current taxes:			
Sweden	(755)	(111)	(77)
Outside Sweden	(291)	(503)	(569)
Subtotal	(1,046)	(614)	(646)
Deferred taxes:			
Sweden	23	820	762
Outside Sweden	(243)	162	(641)
Subtotal	(220)	982	121
Associated companies	(244)	(42)	(65)
Total taxes	**(1,510)**	**326**	**(590)**

Provisions have been made for estimated tax charges that may arise as a result of prior tax audits in the Volvo Group. Tax claims for which no provision has been deemed necessary of approximately 982 (1,151; 2,071) are included among contingent liabilities.

Deferred taxes relate to estimated tax on the change in tax-loss carryforwards and temporary differences. Deferred tax assets are reported to the extent that it is probable that the amount can be utilized against future taxable income.

At year-end 2002, the Group had tax-loss carryforwards of about 17,300 , of which approximately 8,000 was recognized in calculating deferred taxes. Accordingly, tax-loss carryforwards of about 9,300 may be utilized to reduce tax expense in future years. Of the total tax-loss carryforwards, about 4,300 expire within 5 years.

The Swedish corporate income tax rate is 28%. The table below shows the principal reason for the difference between this rate and the Group's tax rate, based on income after financial items.

	2000, %	2001, %	2002, %
Swedish corporate income tax rates	28	28	28
Difference in tax rate in various countries	2	6	8
Capital gains	(2)	7	(2)
Other non-taxable income	(2)	28	(16)
Amortization of goodwill	2	(17)	17
Other non-deductible expenses	2	(16)	15
Recognition of deferred tax assets [1]	(5)	(19)	(13)
Other, net	(3)	2	(9)
Tax rate for the Group, excluding equity method	**22**	**19**	**28**
Equity method	2	(2)	1
Tax rate for the Group	**24**	**17**	**29**

1 Including utilization of tax loss carryforwards.

Specification of deferred tax assets and tax liabilities	2000	2001	2002
Deferred tax assets:			
Tax-loss carryforwards, gross	1,698	5,464	5,725
Other tax deductions	303	501	343
Internal profit on inventories	221	359	280
Provisions for doubtful receivables	157	596	536
Provisions for warranties	555	1,203	997
Provisions for pensions and other post-employment benefits	708	4,641	4,971
Provisions for restructuring measures	206	895	622
Other deductible temporary differences	1,029	3,510	2,950
	4,877	**17,169**	**16,424**
Valuation allowance	(613)	(2,676)	(3,063)
Deferred tax assets after deduction for valuation allowance	**4,264**	**14,493**	**13,361**
Deferred tax liabilities:			
Accelerated depreciation on property, plant and equipment	1,180	2,081	2,059
Accelerated depreciation on leasing assets	1,432	2,542	684
LIFO valuation of inventories	167	916	1,075
Product and software development	–	571	951
Untaxed reserves	721	543	564
Other taxable temporary differences	1,501	1,143	1,329
	5,001	**7,796**	**6,662**
Deferred tax assets (liabilities), net	**(737)**	**6,697**	**6,699**

Deferred taxes are partially recognized in the balance sheet on a net basis after taking into account offsetting possibilities.

Note 11 Minority interests

Minority interests in net income (loss) and in shareholders' equity consisted mainly of the minority interests in Volvo Aero Norge AS (22%) and in Volvo Aero Services LP (previously The AGES Group, ALP, 5%). The Henlys Group's holding (49%) in Prévost Holding BV was reported as minority interest up to the third quarter 2001. As of October 1, 2001, Henlys' ownership interest was increased to 50% and Prévost Holding BV is from this date consolidated by the proportionate method.

Note 12 Intangible and tangible assets

Acquisition costs	Value in balance sheet 2000	Value in balance sheet 2001	Invest-ments	Sales/ scrapping	Subsidiaries acquired and divested [4]	Translation differences	Reclassi-fications	Value in balance sheet 2002
Goodwill	7,323	15,974	–	(269)	135	(963)	(90)	14,787
Entrance fees, aircraft engine programs	1,678	2,089	272	–	–	4	(249)	2,116
Product and software development	–	2,039	1,664	–	–	11	235	3,949
Other intangible assets	1,889	2,263	75	(47)	–	(159)	(10)	2,122
Total intangible assets	**10,890**	**22,365**	**2,011**	**(316)**	**135**	**(1,107)**	**(114)**	**22,974**
Buildings	12,044	17,049	982	(335)	134	(1,123)	(19)	16,688
Land and land improvements	2,790	4,592	159	(259)	21	(355)	11	4,169
Machinery and equipment [1]	26,976	39,135	3,259	(1,723)	72	(3,036)	718	38,425
Construction in progress including advance payments	1,388	2,752	402	(1)	–	(294)	(748)	2,111
Total buildings, machinery and equipment	43,198	63,528	4,802	(2,318)	227	(4,808)	(38)	61,393
Assets under operating leases	19,254	42,077	5,424	(4,572)	451	(4,043)	30	39,367
Total tangible assets	**62,452**	**105,605**	**10,226**	**(6,890)**	**678**	**(8,851)**	**(8)**	**100,760**

Accumulated depreciation and amortization	Value in balance sheet 2000	Value in balance sheet 2001	Depreciation and amortization [2]	Sales/ scrapping	Subsidiaries acquired and divested [4]	Translation differences	Reclassifications	Value in balance sheet 2002	Book value in balance sheet 2002 [3]
Goodwill	2,354	2,961	1,094	(234)	–	(231)	(100)	3,490	11,297
Entrance fees, aircraft engine programs	1,221	1,306	57	–	–	4	(166)	1,201	915
Product and software development	–	3	307	–	–	19	162	491	3,458
Other intangible assets	390	570	128	14	–	(25)	60	747	1,375
Total intangible assets	**3,965**	**4,840**	**1,586**	**(220)**	**–**	**(233)**	**(44)**	**5,929**	**17,045**
Buildings	4,198	6,408	670	(180)	69	(469)	(53)	6,445	10,243
Land and land improvements	255	484	60	(31)	5	(59)	(5)	454	3,715
Machinery and equipment [1]	16,514	23,402	3,404	(1,413)	63	(1,831)	70	23,695	14,730
Construction in progress, including advance payments	–	–	–	–	–	–	–	–	2,111
Total buildings, machinery and equipment	20,967	30,294	4,134	(1,624)	137	(2,359)	12	30,594	30,799
Assets under operating leases	5,038	14,976	5,124	(2,182)	165	(1,482)	(759)	15,842	23,525
Total tangible assets	**26,005**	**45,270**	**9,258**	**(3,806)**	**302**	**(3,841)**	**(747)**	**46,436**	**54,324**

1 Machinery and equipment pertains mainly to production equipment.
2 Includes write-downs, 344.
3 Acquisition cost less accumulated depreciation and amortization.

4 Includes wholly owned subsidiaries that previously were accounted for according to the equity method.

Capital expenditures amounted to 6,813 (8,287; 5,430). Investments in assets under operating leases amounted to 5,424 (5,852; 5,709).

Capital expenditures approved but not yet implemented at December 31, 2002, amounted to SEK 5.5 billion (6.1; 6.8).

Note 13 Shares and participations

Group holdings of shares and participations in non-Group companies	Registration number	Percentage holding [1]	Dec 31, 2001 Book value SEK M [2]	Dec 31, 2002 Book value SEK M [2]
Shares in associated companies, equity method of accounting				
Bilia AB, Sweden	556112-5690	43	679	710
Shanghai Sunwin Bus Corp, China	–	50	193	139
Petro Stopping Centers Holdings, LP, USA	–	29	159	80
Blue Chip Jet HB, Sweden	969639-1011	40	156	151
Aviation Lease Finance USA	–	49	162	172
Xian Silver Bus Corp., China	–	50	143	135
Arbustum Invest AB, Sweden	556543-4247	40	33	32
Merkvim Metal Works Ltd, Israel	–	27	22	22
Effero AB, Sweden	556357-2931	45	22	22
Other holdings			398	194
Total shares and participations in associated companies [3]			**1,967**	**1,657**
Shares and participations in other companies				
Scania AB, Sweden	556184-8564	46/31	24,051	24,026
Deutz AG, Germany	–	11	670	670
Henlys Group Plc, Great Britain	–	10	524	524
Other holdings			586	615
Total shares and participations in other companies			**25,831**	**25,835**
Book value in accordance with Group balance sheet			**27,798**	**27,492**

1 Where two percentage figures are shown, the first refers to share capital and the second to voting rights.
2 Associated companies are reported in accordance with the equity method. Other companies are reported at cost.
3 Volvo's share of shareholders' equity in associated companies (incl. equity in untaxed reserves) amounted to 1,629 (1,951). Excess values amounted to 28 (16).

The Volvo Group has transactions with some of its associated companies. As of December 31, 2002, the Group's net receivables from associated companies amounted to 230 (31; 358).

The market value of Volvo's holdings of shares and participations in listed companies as of December 31, 2002 is shown in the table below. No write-downs have been made since the fair value of the investments is considered to be higher than the quoted market price of these investments.

	Book value	Market value
Scania AB	24,026	15,276
Bilia AB	710	965
Deutz AG	670	104
Henlys Group	524	157
Total holdings in listed companies	**25,930**	**16,502**
Holdings in non-listed companies	1,562	
Total shares and participations	**27,492**	

Scania AB

During 1999, Volvo acquired 43,5% of the capital and 28,6% of the voting rights in Scania, one of the world's leading manufacturers of trucks and buses. As from 2000, Volvo's holding in Scania is 45,5% of the capital and 30,6% of the voting rights. As a concession in connection with the European Commission's approval of Volvo's acquisition of Renault V.I. and Mack Trucks Inc., Volvo undertook to divest its holding in Scania within a time period of three years following approval of the transaction by the United States Department of Justice. The United States Department of Justice formally approved Volvo's acquisition of Renault V.I. and Mack Trucks Inc. during April 2001. The book value amounts to SEK 264 per share, which largely corresponds to the average acquisition value. At year-end 2002, the price of the Scania B share was SEK 168.50 per share and the average price during 2002 was SEK 177. If Scania would be valued at the year-end price, a write-down of SEK 8,750 M would be necessary. For U.S. GAAP, see further note 33.

Volvo intends to divest the holding in Scania, and discussions are held with a number of industrial buyers. Volvo's assessment is that a combined block of shares represents a higher value than the listed price on the stock exchange. Combined with valuations based on external assessments of Scania's future earnings capacity, this indicates a value at a level corresponding to the reported value. The value of the item is difficult to assess, but Volvo considers that the above factors combined justify that the book value is retained unchanged.

Eddo Restauranger AB

In 2002, Volvo divested its entire holding in Eddo with a capital gain of 32.

Mitsubishi Motors Corporation (MMC)

In 2001, Volvo divested its holding and all rights and obligations relating to MMC, which resulted in a capital gain of 574, net of termination costs of 194.

AB Volvofinans

In 2001, Volvo divested its entire holding in Volvofinans for a total purchase price of 871 and with a capital gain of 61.

Arrow Truck Sales

In 2001, Volvo increased its holding to 100% and Arrow thereby became a subsidiary of Volvo.

SM Motors Pte Ltd

In 2001, Volvo divested its entire holding in SM Motors with a capital loss of 13.

Shanghai Sunwin Bus Corporation

In 2000, Volvo and the Chinese vehicle manufacturer, Shanghai Automotive Industry Corporation, signed agreeements covering establishment in Shanghai of a joint-venture company, Shanghai Sunwin Bus Corporation, for the manufacture and sale of city and commuter buses. Each party owns 50% of the company.

Changes in the Volvo Group's holdings of shares and participations:	2000	2001	2002
Balance sheet, December 31, preceding year	29,213	30,481	27,798
Acquisitions and divestments, net	1,641	(2,844)	97
New issue of shares and shareholders' contributions	122	94	89
Share of income in associated companies, after tax	208	8	76
Dividends	(741)	(74)	(64)
Write-downs	(60)	(11)	(9)
Previously equity method companies, now consolidated	–	–	(210)
Translation differences	92	97	(203)
Other	6	47	(82)
Balance sheet, December 31	**30,481**	**27,798**	**27,492**

Note 14 Long-term customer-financing receivables

	2000	2001	2002
Installment credits	12,115	13,668	14,239
Financial leasing	10,082	11,534	10,341
Other receivables	712	873	627
Total	**22,909**	**26,075**	**25,207**

Note 15 Other long-term receivables

	2000	2001	2002
Convertible debenture loan in Henlys	2,288	2,561	2,118
Other loans to external parties	2,297	2,635	1,364
Prepaid pensions	447	358	706
Deferred tax assets	1,527	7,741	7,611
Other receivables	705	1,161	686
Total	**7,264**	**14,456**	**12,485**

Note 16 Inventories

	2000	2001	2002
Finished products	13,210	20,303	17,987
Production materials, etc.	10,341	10,772	10,318
Total	**23,551**	**31,075**	**28,305**

Increase (decrease) in obsolescence reserve	2000	2001	2002
Balance sheet, December 31, preceding year	1,277	1,333	3,017
Increase in obsolescence reserve charged to income	155	252	248
Scrapping	(53)	(162)	(348)
Acquired and divested operations	3	1,421	(1)
Translation differences	76	224	(262)
Reclassifications, etc.	(125)	(51)	56
Balance sheet, December 31	**1,333**	**3,017**	**2,710**

Note 17 Short-term customer-financing receivables

	2000	2001	2002
Installment credits	6,143	8,450	8,306
Financial leasing	5,195	5,913	5,269
Retailer financing	6,816	7,296	7,356
Other receivables	728	1,050	860
Total	**18,882**	**22,709**	**21,791**

Note 18 Other short-term receivables

	2000	2001	2002
Accounts receivable	16,174	21,658	17,155
Prepaid expenses and accrued income	2,821	2,478	2,846
VAT receivables	1,659	1,684	1,333
Receivable from Ford Motor Company	12,125	–	–
Other loans to external parties	1,910	2,114	1,300
Prepaid pensions	161	412	2
Income tax receivables	842	988	634
Other receivables	2,624	4,235	3,725
Total, after deduction of reserves for doubtful accounts receivable 1,079 (1,393; 1,101)	**38,316**	**33,569**	**26,995**

Change of reserve for doubtful accounts receivable	2000	2001	2002
Balance sheet, December 31, preceding year	1,147	1,101	1,393
Change of reserve charged to income	151	222	224
Utilization of reserve related to actual losses	(10)	(241)	(290)
Acquired and divested operations	4	303	(5)
Translation differences	67	42	(266)
Reclassifications, etc.	(258)	(34)	23
Balance sheet, December 31, current year	**1,101**	**1,393**	**1,079**

Note 19 Marketable securities

Marketable securities consist mainly of interest-bearing securities, distributed as shown below:

	2000	2001	2002
Government securities	1,581	1,399	203
Banks and financial institutions	2,702	436	484
Corporate institutions	2,348	3,968	1,140
Real estate financial institutions	2,581	7,626	14,841
Other	356	85	39
Total	**9,568**	**13,514**	**16,707**

Note 20 Cash and bank accounts

	2000	2001	2002
Cash in banks	5,802	4,941	4,157
Time deposits in banks	598	8,928	4,714
Total	**6,400**	**13,869**	**8,871**

Note 21 Shareholders' equity

The share capital of the Parent Company is divided into two series of shares: A and B. Both series carry the same rights, except that each Series A share carries the right to one vote and each Series B share carries the right to one tenth of a vote.

The total number of registered shares by year end 2002 amounted to 441,520,885. After repurchase of shares during 2001, currently amounting to 5% of the total number of registered A and B shares, the total number of outstanding Volvo shares by year end 2002 amounted to 419,444,842. The average number of outstanding shares was 419,444,842 in 2002.

Number of shares outstanding and par value	A (no.)	B (no.)	Total (no.)	Par value [1]
December 31, 2002	131,674,699	287,770,143	419,444,842	2,649

1 Par value per share is SEK 6.00 (total par value is based on 441,520,885 registered shares).

In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted equity shown in the consolidated or Parent Company balance sheets after proposed appropriations to restricted equity. Unrestricted equity in the Parent Company at December 31, 2002 amounted to 56,423.

As of December 31, 2002, Volvo-related foundations' holdings in Volvo were 0.32% of the share capital and 0.65% of the voting rights.

As shown in the consolidated balance sheet as of December 31, 2002, unrestricted equity amounted to 61,536 (70,239; 71,885). It is estimated that 0 of this amount will be allocated to restricted reserves.

Change in shareholders' equity	Share capital	Restricted reserves	Unrestricted reserves	Total share-holders' equity
Balance at December 31, 1999	**2,649**	**12,553**	**82,490**	**97,692**
Cash dividend	–	–	(3,091)	(3,091)
Net income	–	–	4,709	4,709
Effect of equity method of accounting [1]	–	119	(119)	–
Transfer between unrestricted and restricted equity	–	(261)	261	–
Translation differences	–	1,385	(417)	968
Repurchase of own shares	–	–	(11,808)	(11,808)
Other changes	–	8	(140)	(132)
Balance at December 31, 2000	**2,649**	**13,804**	**71,885**	**88,338**
Cash dividend	–	–	(3,356)	(3,356)
Net income	–	–	(1,467)	(1,467)
Effect of equity method of accounting [1]	–	21	(21)	–
Transfer between unrestricted and restricted equity	–	(3,410)	3,410	–
Translation differences	–	1,850	(828)	1,022
Repurchase of own shares	–	–	(8,336)	(8,336)
New issue of shares to Renault S.A	–	–	10,356	10,356
Minimum liability adjustment for post-employment benefits [2]	–	–	(1,417)	(1,417)
Other changes	–	32	13	45
Balance at December 31, 2001	**2,649**	**12,297**	**70,239**	**85,185**
Cash dividend	–	–	(3,356)	(3,356)
Net income	–	–	1,393	1,393
Effect of equity method of accounting [1]	–	45	(45)	–
Transfer between unrestricted and restricted equity	–	4,219	(4,219)	–
Translation differences	–	(2,468)	238	(2,230)
Minimum liability adjustment for post-employment benefits [2]	–	–	(2,542)	(2,542)
Other changes	–	–	(172)	(172)
Balance at December 31, 2002	**2,649**	**14,093**	**61,536**	**78,278**

1 Mainly associated companies' effect on Group net income, reduced by dividends received.

2 Defined benefit plans for pensions in Volvo's subsidiaries in the United States are accounted for in accordance with U.S. GAAP (FAS87). In accordance with these rules, a minimum liability adjustment should be charged to shareholders' equity with an amount that corresponds to the unfunded part of accrued benefit obligations less unrecognized prior service costs. See further in Note 22 and Note 33.

Note 22 Provisions for post-employment benefits

	2000	2001	2002
Provisions for pensions	1,294	6,677	9,643
Provisions for other post-employment benefits	1,338	7,970	6,593
Total	**2,632**	**14,647**	**16,236**

The provisions for post-employment benefits correspond to the actuarially calculated value of obligations not insured with a third party or secured through transfers of funds to pension plans. The amount of pensions falling due within one year is included. The Swedish Group companies have insured their pension obligations with third parties.

Group pension costs in 2002 amounted to 4,472 (3,332; 1,548). The greater part of pension costs consist of continuing payments to independent organizations that administer defined-contribution pension plans. The pension costs in 2000 were reduced by Alecta (previously SPP) surplus funds of 683 (see below).

In 1996 two Groupwide pension foundations for employees in Swedish companies were formed to secure commitments in accordance with the ITP plan (a Swedish pension plan). In conjunction with the formation, plan assets corresponding to the value of pension commitments were transferred to the foundations.

During 2000 the two foundations were merged to form a single foundation, The Volvo Pension Foundation, which after the sale of Volvo Cars was common to both the Volvo Group and Volvo Cars. In 2001 and 2002, a net of 40 and 0 was transferred to the pension foundation while in 2000 a net of 105 was received. The accumulated benefit obligations of Volvo Group pensions secured by this foundation at year-end 2002 amounted to 4,355. Assets in Volvo's Swedish pension foundation, which are invested in Swedish and foreign shares and funds, as well as interest-bearing securities, declined in value in 2001 and 2002 as a result of the downturn on the stock market. Consequently, the value of the foundation's assets was 1,099 less than pension commitments at year-end 2002. As a result, a provision for coverage of this deficit was reported in Volvo's consolidated balance sheet per December 31, 2002. The provision has in full been charged to the Group's reported operating income, whereof 292 in 2001 and 807 in 2002.

In the mid-1990s and later years, surpluses arose in the Alecta insurance company in the management of the ITP pension plan. In December 1998 Alecta decided to distribute, company by company, the surpluses that had arisen up to and including 1998. In accordance with a statement issued by a special committee of the Swedish Financial Accounting Standards Council, surplus funds that were accumulated in Alecta should be recognized in the financial statements when the present value could be calculated in a reliable manner. The rules governing how the refund was to be made were established in the spring of 2000 and a refund of 683 was recognized in Volvo's accounts during 2000. At year-end 2002, a refund of 2 had not yet been settled with cash.

As a result of the acquisition on January 2, 2001 of Mack Trucks Inc. and Renault V.I., provisions for post-employment benefits totaling 8.3 billion were added in the Volvo Group. The provisions pertained to commitments for pensions and other post-employment benefits, mainly healthcare benefits, which are not secured through the transfer of funds to independent pension plans. During 2001, the provisions within the acquired operations increased, partly due to contractual occupational pensions in conjunction with decided restructuring measures.

Provisions for post-employment benefits within Volvo's subsidiaries in the United States are reported in accordance with local rules (U.S. GAAP). Consequently in accordance with U.S. GAAP, minimum liability adjustments were recognized in the Group's financial statements 2001 and 2002 as a result of deficits in separate pension plans. The table below includes specification of how the minimum liability adjustments affected the Group's balance sheets as per the respective year-ends.

	2000	2001	2002
Long-term receivable for prepaid pensions	–	274	71
Deferred tax assets	–	–	122
Total assets	–	274	193
Shareholders' equity	–	(1,417)	(2,542)
Provision for pensions	–	1,691	2,735
Total shareholders' equity and liabilities	–	274	193

Additional information regarding Volvo's outstanding commitments for pension and other post-employment benefits and the status of the Group's pension plans are provided in Note 33. See also in Note 1 information regarding changes of accounting principles as of 2003.

Note 23 Other provisions

	Value in balance sheet 2000	Value in balance sheet 2001	Provisions and reversals	Utilization	Acquired and divested companies	Trans-lation differences	Reclassi-fications	Value in balance sheet 2002
Warranties	3,644	5,989	6,414	(5,829)	(6)	(517)	(74)	5,977
Provisions in insurance operations	2,488	265	61	(62)	–	(18)	173	419
Restructuring measures	798	2,342	115	(782)	–	(196)	(62)	1,417
Provisions for residual value risks	725	1,716	355	(188)	–	(189)	4	1,698
Provisions for service contracts	1,276	1,705	78	(262)	1	(109)	65	1,478
Other provisions	3,745	5,366	1,337	(1,250)	10	(545)	(98)	4,820
Total	**12,676**	**17,383**	**8,360**	**(8,373)**	**5**	**(1,574)**	**8**	**15,809**

Note 24 Non-current liabilities

The listing below shows the Group's non-current liabilities in which the largest loans are distributed by currency. Most are issued by Volvo Treasury AB and Volvo Group Finance Europe BV.

Information on loan terms is as of December 31, 2002. Volvo hedges foreign-exchange and interest-rate risks using derivative instruments. See also Note 32.

Bond loans	2000	2001	2002
GBP 1999/2003, 4.6%	142	154	–
DKK 1998/2005, 4.0%	389	317	310
SEK 1997–2002/2004–2008, 4.05–9.8%	2,952	2,502	5,950
JPY 1999–2002/2004–2011, 0.3–1.7%	4,812	2,130	888
HKD 1999/2006 7.99%	122	136	113
CZK, 2001/2004–2007, 2.92–6.5%	–	466	306
USD 1997–2001/2004–2008, 1.42–6.0%	667	2,070	2,154
EUR 1995–2002/2004–2010, 0.1–7.62%	21,144	22,907	24,120
Other bond loans	644	33	29
Total bond loans	**30,872**	**30,715**	**33,870**

Other loans	2000	2001	2002
USD 1997–2001/2003–2017 1.42–13.0%	4,905	10,023	7,280
EUR 1990–2002/2004–2014 3.22–9.59%	747	1,453	1,841
GBP 2002/2005 4.44–7.18%	858	915	1,028
SEK 1988–1999/2009–2013, 4.3–6.15%	822	650	224
BRL 1998–2001/2004–2009 7.85–21.64%	849	641	435
CAD 1996–2002/2008–2017 3.55–4.0%	558	80	972
AUD 2002/2006 5.32%	–	–	400
Other loans	795	274	369
Total other long-term loans	**9,534**	**14,036**	**12,549**
Deferred leasing income	**–**	**1,898**	**1,481**
Residual value liability	**–**	**7,250**	**5,121**
Other long-term liabilities	**265**	**231**	**102**
Total	**40,670**	**54,130**	**53,123**

Of the above long-term loans, 1,358 (1,703; 693) was secured.

Long-term loans mature as follows:

2004	15,732
2005	9,813
2006	4,227
2007	8,624
2008 or later	8,023
Total	46,419

Of other long-term liabilities the majority will mature within five years.

At year-end 2002, credit facilities granted but not utilized and which can be used without restrictions amounted to approximately SEK 18 billion (22; 23). Approximately SEK 16 billion of these facilities consisted of stand-by facilities for loans with varying maturities through the year 2007. A fee normally not exceeding 0.25% of the unused portion is charged for credit facilities.

Note 25 Current liabilities

Balance sheet amounts for loans were as follows:

	2000	2001	2002
Bank loans	7,160	7,417	5,442
Other loans	18,668	29,400	20,576
Total	**25,828**	**36,817**	**26,018**

Bank loans include current maturities, 1,046 (1,484; 2,917), of long-term loans. Other loans include current maturities of long-term loans, 11,138 (12,608; 7,750), and commercial paper, 8,762 (15,966; 10,724).

The weighted average interest rate for the interest-bearing current liabilities was 5.5% (5.4; 6.6).

Noninterest-bearing liabilities accounted for 48,599 (50,935; 27,742), or 65% (58; 52) of the Group's total current liabilities.

Balance sheet amounts for Other current liabilities were as follows:

	2000	2001	2002
Advances from customers	3,512	3,112	2,589
Current income tax liabilities	697	707	621
Wages, salaries and withholding taxes	2,527	4,368	4,335
VAT liabilities	735	772	1,056
Accrued expenses and prepaid income	6,960	7,724	7,315
Deferred leasing income	–	2,033	1,652
Residual value liability	–	4,341	3,985
Other liabilities	1,934	5,156	4,832
Total	**16,365**	**28,213**	**26,385**

Secured bank loans at year-end 2002 amounted to 588 (472; 473). The corresponding amount for other current liabilities was 1,775 (1,732; 1,506).

Note 26 Assets pledged

	2000	2001	2002
Property, plant and equipment – mortgages	109	264	356
Chattel mortgages	350	394	495
Receivables	1,065	1,063	1,180
Inventories	254	199	66
Cash, marketable securities	1,207	1,802	1,513
Other	5	15	–
Total	**2,990**	**3,737**	**3,610**

The liabilities for which the above assets were pledged amounted at year-end to 3,721 (3,907; 2,672).

Note 27 Contingent liabilities

	2000	2001	2002
Recourse obligations	509	2,490	1,649
Guarantees:			
Bank loans and trade bills – associated companies	48	67	219
Bank loans – customers and others	1,516	3,067	1,688
Tax claims	2,071	1,151	982
Other contingent liabilities	2,645	3,666	4,796
Total	**6,789**	**10,441**	**9,334**

Recourse obligations pertain to receivables that have been trans-ferred, less reduction for recognized credit risks. Tax claims pertain to charges against the Volvo Group for which provisions are not considered necessary.

Legal proceedings

In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours; 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. It is still unclear what caused the fire. The Mont Blanc tunnel was re-opened for traffic in 2002.

An expert group has been appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the damage it caused. At present, it is not possible to anticipate the result of this investigation or the results of certain other French investigations now in progress regarding the fire. One of the inves-tigations is being carried out by an Investigation Magistrate appointed to investigate potential criminal liability for the fire. A number of individuals and companies had formally been placed under investigation before Volvo Truck Corporation (VTC) was also placed under investigation in July 2002. At VTC's request, the investigating magistrate has ordered an additional enquiry on the causes of the fire and VTC is cooperating fully with the investigat-ing magistrate and the experts newly appointed.

A lawsuit has been filed with the Commercial Court in Nanterre, by the insurance company employed by the French company that operates the tunnel, against certain Volvo Group companies and the trailer manufacturer in which it demands compensation for the losses it claims to have suffered. The plaintiff has requested that the court postpone its decision until the expert group submits its report. Certain Volvo Group companies have further been involved in proceedings before the Civil Court of Bonneville instigated by the French Tunnel operating company against Bureau Central Francais, the owner of the truck and its insurers. These proceed-ings partly overlap with the proceedings in the Commercial Court of Nanterre. Volvo Group companies are also involved in proceed-ings regarding matters in connection with the tunnel fire before courts in Aosta, Italy, and Brussels, Belgium. Volvo is unable to determine the ultimate outcome of the litigation referred to above.

AB Volvo and Renault SA have a dispute regarding the final value of acquired assets and liabilities in Renault V.I. and Mack. This process could result in an adjustment in the value of the transfer. Any such adjustment will affect the amount of acquired liq-uid funds and Volvo's reported goodwill amount. The outcome of this dispute cannot be determined with certainty. However, Volvo believes that the outcome will not lead to an increase in goodwill.

Volvo is involved in a number of other legal proceedings inci-dental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Group.

Note 28 Cash flow

Other items not affecting cash pertain to risk provisions and losses related to doubtful receivables and customer-financing receivables 1,306 (1,541; 522), deficit in the Swedish pension fund 807 (–; –), surplus funds from Alecta – (–; –508), capital gains on the sale of subsidiaries and other business units – (–829; –573) and other –158 (–173; –120).

Net investments in customer-financing receivables resulted in 2002 in a negative cash flow of SEK 5.7 billion (3.7; 4.5). In this respect, liquid funds were reduced by SEK 14.9 billion (16.6; 15.5) pertaining to new investments in financial leasing contracts and installment contracts.

Investments in shares and participations, net in 2002 amounted to SEK 0.1 billion. Divestments of shares and participations, net in 2001 amounted to SEK 3.9 billion, mainly related to the sale of Volvo's holding in Mitsubishi Motors Corporation. Investments in shares and participations, net, in 2000 amounted to SEK 1.6 bil-lion, of which SEK 1.3 billion was attributable to additional invest-ments in Scania.

Acquired and divested subsidiaries and other business units, net in 2002 amounted to SEK –0.1 billion, mainly related to additional acquisition of shares in Volvo Aero Services LP. Acquired and divest-ed subsidiaries and other business units, net in 2001 amounted to SEK 13.0 billion mainly pertained to the final payment of SEK 12.1 billion from the sale of Volvo Cars, divestment of the insur-ance operation in Volvia and acquired liquid funds within Mack and Renault V.I.

During 2002, 2001 and 2000 net installments of loans to external parties contributed SEK 1.7 billion, SEK 0.2 billion and SEK 0.3 billion, respectively to liquid funds.

The change during the year in bonds and other loans reduced liquid funds by SEK 0.1 billion (increase 6.2; 8.1). New borrowing during the year, mainly the issue of bond loans and a commercial paper program, provided SEK 33.1 billion (31.4; 9.5). Amortization during the year amounted to SEK 33.2 billion (25.2; 11.4).

Note 29 Leasing

At December 31, 2002, future rental income from noncancellable financial and operating leases (minimum leasing fees) amounted to 28,327 (31,109; 26,445), of which 25,737 (28,183; 25,664) pertains to customer-financing companies. Future rental income is distributed as follows:

	Financial leases	Operating leases
2003	6,080	4,126
2004–2007	11,210	6,868
2008 or later	196	878
Total	**17,486**	**11,872**
Allowance for uncollectible future rental income	(156)	
Unearned rental income	(1,720)	
Present value of future rental income	15,610	

At December 31, 2002, future rental payments (minimum leasing fees) related to noncancellable leases amounted to 4,335 (5,192; 4,385).

Future rental payments are distributed as follows:

	Financial leases	Operating leases
2003	299	1,069
2004–2007	701	1,657
2008 or later	48	561
Total	**1,048**	**3,287**

Rental expenses amounted to:

	2000	2001	2002
Financial leases:			
– Contingent rents	(1)	(4)	(11)
Operating leases:			
– Contingent rents	(80)	(82)	(46)
– Rental payments	(837)	(899)	(1,238)
– Sublease payments	1	14	16
Total	**(917)**	**(971)**	**(1,279)**

Book value of assets subject to finance lease:

	2001	2002
Acquisition costs:		
Buildings	71	110
Land and land improvements	40	32
Machinery and equipment	23	24
Assets under operating lease	2,330	1,499
Total	**2,464**	**1,665**
Accumulated depreciation:		
Buildings	(14)	(62)
Land and land improvements	(8)	–
Machinery and equipment	(11)	(11)
Assets under operating lease	(914)	(646)
Total	**(947)**	**(719)**
Book value:		
Buildings	57	48
Land and land improvements	32	32
Machinery and equipment	12	13
Assets under operating lease	1,416	853
Total	**1,517**	**946**

Note 30 Personnel

In accordance with a resolution adopted at the Annual General Meeting, the fee paid to the Board of Directors is a fixed amount of SEK 3,250,000, to be distributed as decided by the Board. The Chairman of the Board, Lars Ramqvist, receives a fee of SEK 1,000,000. Fixed and variable salaries and other benefits for the Chief Executive Officer and Executive Vice President are prepared and decided by the Board of Directors. Fixed and variable salaries in line with the bonus program described below, and other benefits for other senior executives are prepared and decided by the executive's superior, in consultation with his or her superior.

In 2002, Leif Johansson, President and Chief Executive Officer, received SEK 9,838,891 in fixed salary and other benefits amounting to SEK 500,834. The variable salary for 2002 was SEK 2,542,000, including a 6% upward adjustment, a total of SEK 2,694,520 was allocated to pension. The variable salary corresponds to 25.8% of the fixed annual salary and is based on operating income and cash flow. Because the targets for 2001 were not achieved, Leif Johansson did not receive any employee stock options in 2002. Leif Johansson is eligible to take retirement with pension at age 55. Pension benefits earned prior to his employment at Volvo are coordinated with prior employers and consequently Volvo does not take the full pension cost for Leif Johansson. The defined pension benefits are vestad and earned gradually over the years up to the employee's retirement age and are fully earned at age 55.

During the period between the ages of 55 and 65, he would receive a pension equal to 70% of his pensionable salary and in 2002, Volvo made provisions relating to these pensions amounting to SEK 6,466,500. For the period after reaching the age of 65 he will receive a pension amounting to 50% of his pensionable salary,

in 2002 Volvo made provisions amounting to SEK 5,149,900 relating to these pensions and an additional SEK 1,966,100 for family pension. The pensionable salary is the sum of 12 times the current monthly salary, Volvo's internal value for company car, and a five-year rolling annual average of earned bonus which is limited to a maximum of 50% of the annual salary. Leif Johansson has twelve months notice of termination from AB Volvo and six months on his own initiative. If Leif Johansson's employment is terminated by AB Volvo, he is entitled to a severance payment equal to two years' salary, plus variable salary. The severance payment will be adjusted for any income after the termination of his contract with Volvo.

Leif Johansson, the Group Executive Committee, members of the executive committees of subsidiaries and a number of key executives receive variable salaries in addition to fixed salaries. Variable salaries are based on operating income and cash flow of the Volvo Group and/or of the executive's company, in accordance with a system established by the Volvo Board in 1993 and reviewed in 2000 and 2001. A variable salary may amount to a maximum of 50% of an executive's fixed annual salary. The Group Executive Committee consisted of 15 members in addition to Leif Johansson, the total fixed salaries for these top executives amounted to SEK 53 M, variable salaries amounted to SEK 11 M and other benefits totaled SEK 5 M.

The employment contracts of the Group Executive Committee and certain other senior executives contain provisions for severance payments when employment is terminated by the Company, as well as rules governing pension payments to executives who take early retirement. The rules governing severence payments provide that, when employment is terminated by the Company, an employee is entitled to severance pay equal to the employee's monthly salary for a period of 12 or 24 months, depending on age at date of severance. In certain contracts, replacing contracts concluded earlier, an employee is entitled to severance payments amounting to the employee's monthly salary for a period of 30 to 42 months. In agreements concluded after the spring of 1993, severance pay is reduced, in the event the employee gains employment during the severance period, in an amount equal to 75% of income from new employment. An early-retirement pension may be received when the employee reaches the age of 60. A pension is earned gradually over the years up to the employee's retirement age and is fully earned at age 60. From that date until reaching the normal retirement age, the retiree will receive a maximum of 70% of the qualifying salary. From the age of normal retirement, the retiree will receive a maximum of 50% of the qualifying salary.

Volvo currently has two option programs for senior executives, one call option program and one program for employee stock options. The option programs have no dilutive effect on Volvo's outstanding shares. The options may only be exercised if the holder is employed by Volvo at the end of the vesting period. However, if the holder's employment with Volvo is terminated for any reason other than dismissal or the holder's resignation, the options may be exercised in part in relation to how large part of the vesting period the holder has been employed. If the holder retires during the vesting period, he or she may exercise the full number of options.

In October 1998, Volvo announced a call option program with two subscriptions, one in 1999 and one in 2000. For the first subscription in May 1999, options were subscribed to approximately 100 senior executives. For the second subscription in April 2000, options were subscribed to approximately 60 senior executives.

The call options subscribed in May 1999, which can be exercised from May 18, 1999 until May 4, 2004, give the holder the right to acquire 1.03 Series B Volvo shares for each option held from a third party. The exercise price is SEK 290.70. The price of the options is based on a market valuation and was fixed at SEK 68.70 by Trygg-Hansa Livförsäkrings AB. The number of options corresponds to a part of the executive's variable salary earned. A total of 91,341 options were subscribed. The options were financed 50% by the Company and 50% from the option-holder's variable salary.

The second subscription took place in April 2000. These options can be exercised from April 28, 2000 until April 27, 2005, and give the holder the right to acquire one Series B Volvo share for each option held from a third party. The exercise price is SEK 315.35. The price of the options is based on market valuation by UBS Warburg and was fixed at SEK 55.75. The number of options corresponds to a part of the executive's variable salary earned. A total of 120,765 options were subscribed. The options were financed 50% by the Company and 50% from the option holder's variable salary.

In January 2000, a decision was made to implement a new incentive program for senior executives within the Volvo Group in the form of so-called employee stock options. The decision covers allotment of options for 2000 and 2001. In January 2000, a total of 595,000 options were allotted to 62 senior executives, including President and CEO Leif Johansson, who received 50,000 options. The executives have not made any payment for the options. The employee stock options allotted in January 2000 give the holders the right, from March 31, 2002 through March 31, 2003, to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The exercise price is SEK 239.35, which is equal to 110% of the share price at allotment. The theoretical value of the options at allotment was set at SEK 35, using the Black & Scholes pricing model for options. Volvo has hedged the committments (including social costs) relating to a future increase in share price, through a Total Return Swap. Should the share price be lower than the exercise price at the closing date, Volvo will pay the swap-holder the difference between the actual share price and the exercise price at that time for each outstanding option.

In May, 2001, the second allotment within the employee stock option program took place. The allotment which was based on the fulfillment of financial goals, covered a total of 163,109 options to 71 senior executives, including President and CEO Leif Johansson, who received 13,600 options. The executives have not made any payment for the options. These employee stock options give the holders the right, from May 4, 2003 through March 31, 2004, to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The exercise price is SEK 159, which is equal to 100% of the share price at allotment. The theoretical value of the options at allotment was set at SEK 22, using the Black & Scholes pricing model for options. Volvo has hedged the committments (including social costs) relating to a future increase in share price, through a Total Return Swap. Should the share price be lower than the exercise price at the closing date, Volvo will pay the swap-holder the difference between the actual share price and the exercise price at that time for each outstanding option.

All obligations related to the employee stock option plans, including the Total Return Swaps, are marked to market on a continuing basis, any change in the obligation is recorded in the income statement. In 2002 the cost for the employee stock option plans amounted to SEK 36 M (income 15, cost 50), at December 31, 2002 the provision related to these options amounted to 70.

No employee stock options were allocated in 2002 due to the fact that the targets for 2001 were not achieved.

There were no payments for profit-sharing to employees for 2002, 2001 and 2000.

Average number of employees	2000		2001		2002	
	Number of employees	of which women, %	Number of employees	of which women, %	Number of employees	of which women, %
AB Volvo						
Sweden	115	55	105	53	132	54
Subsidiaries						
Sweden	24,737	18	24,463	17	24,434	18
Western Europe	10,316	17	26,043	13	24,996	14
Eastern Europe	1,734	10	1,862	13	2,087	14
North America	11,875	33	13,450	18	12,759	17
South America	2,084	10	2,071	11	2,057	11
Asia	2,616	13	2,599	10	2,526	13
Other countries	787	14	1,438	10	1,555	11
Group total	**54,264**	**20**	**72,031**	**15**	**70,546**	**16**

Wages, salaries and other remunerations, SEK M	2000			2001			2002		
	Board and Presidents[1]	of which variable salaries	Other employees	Board and Presidents[1]	of which variable salaries	Other employees	Board and Presidents[1]	of which variable salaries	Other employees
AB Volvo									
Sweden	23.9	1.0	73.2	24.4	1.9	70.3	22.7	3.4	93.9
Subsidiaries									
Sweden	64.4	11.7	7,272.5	64.4	11.3	7,277.4	64.6	9.0	7,553.4
Western Europe	112.7	8.8	3,290.6	356.0	14.2	7,661.3	381.7	15.7	7,802.2
Eastern Europe	3.2	0.4	144.8	11.7	3.8	214.4	6.1	0.0	247.0
North America	103.5	16.3	3,484.6	174.5	14.3	7,135.9	170.1	13.2	6,200.9
South America	27.9	0.0	376.5	48.5	2.7	355.3	37.5	1.8	298.2
Asia	36.6	1.4	610.5	47.7	1.2	660.1	43.5	1.1	700.1
Other countries	5.5	–	134.7	13.0	–	231.1	9.2	0.0	295.7
Group total	**377.7**	**39.6**	**15,387.4**	**740.2**	**49.4**	**23,605.8**	**735.4**	**44.2**	**23,191.4**

Wages, salaries other remunerations and social-costs, SEK M	2000			2001			2002		
	Wages, salaries, re-munerations	Social costs	of which pension costs	Wages, salaries, re-munerations	Social costs	of which pension costs	Wages, salaries, re-munerations	Social costs	of which pension costs
AB Volvo [2]	97.1	90.4	70.3	94.7	111.9	92.5	116.6	192.8	167.9
Subsidiaries	15,668.0	5,654.2	1,477.9	24,251.3	8,995.1	3,239.7	23,810.2	10,016.0	4,304.1
Group total [3]	**15,765.1**	**5,744.6**	**1,548.2**	**24,346.0**	**9,107.0**	**3,332.2**	**23,926.8**	**10,208.8**	**4,472.0**

1 Including current and former Board members, Presidents and Executive Vice Presidents.
2 Of the **Parent Company's** pension costs, 47.1 (21.9; 51.3) pertain to Board members and Presidents. The Company's outstanding pension obligations to these individuals amount to 334.7 (319.1; 301.8).

3 Of the **Group's** pension costs, 135.9 (100.3; 116.1) pertain to Board members and Presidents. The Group's outstanding pension obligations to these individuals amount to 490.0 (442.3; 397.6).

Note 31 Fees to the auditors

Fees and other remuneration to external auditors for fiscal year 2002 amounted to 157 (195;130), of which 67 (74;51) for auditing, distributed between PricewaterhouseCoopers, 63 (60; 38) and others, 4 (14;13), and 90 (121;79) pertaining to non-audit services from PricewaterhouseCoopers.

Auditing assignments involve examination of the annual report and financial accounting and the administration by the Board and the President, other tasks related to the duties of a company auditor and consultation or other services that may result from observations noted during such examination or implementation of such other tasks. All other tasks are defined as other assignments.

Note 32 Financial risks

The Volvo Group is exposed to various types of financial risks. The Volvo Group Financial Risk Policies form the basis for each Group company's action program. Monitoring and control is conducted continuously in each company as well as centrally. Most of the Volvo Group's financial transactions are carried out through Volvo's in-house bank, Volvo Treasury, which conducts its operations within established risk mandates and limits.

Foreign exchange risks

Volvo's currency risks are related to changes in contracted and projected flows of payments (commercial exposure), to payment flows related to loans and investments (financial exposure), and to the translation of assets and liabilities in foreign subsidiaries (equity exposure). The objective of the Volvo Group Currency Policy is to minimize the short-term impact of adverse exchange rate fluctuations on the Volvo Group's operating income, by hedging the Group's forecasted transaction exposure, including firm flows.

The objective is also to reduce the Group's balance sheet exposure to a minimum. Volvo Group Companies individually should not assume any currency risk.

Commercial exposure

According to the Volvo Group Currency Policy, forecasted currency flows representing firm exposure and forecasted exposure with a pre-fixed price in local currency should be hedged. Volvo uses forward exchange contracts and currency options to hedge these flows. In accordance with the Group's currency policy, between 50% and 80% of the net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be fully hedged. The notional value of all forward and option contracts as of December 31, 2002 was SEK 20.9 billion (12.1; 16.7).

Volvo Group's outstanding derivative contracts pertaining to commercial exposure, December 31, 2002

The table shows forward contracts and option contracts to hedge future flows of commercial payments.

SEK M		Currencies Inflow USD	Inflow GBP	Inflow EUR	Other currencies Net SEK	Fair value [2]
Due date 2003	amount	538	200	613	1,089	
	rate [1]	9.56	14.50	9.22		
Due date 2004	amount	154	3	437	(409)	
	rate [1]	10.23	14.47	9.07		
Due date 2005	amount	99	(3)	–	(316)	
	rate [1]	10.23	15.01	–		
Total		**791**	**200**	**1,050**	**364**	
of which, option contracts		87	–	391	(405)	
Fair value of forward contracts [2]		**633**	**60**	**34**	**128**	**855**

1 Average forward contract rate.
2 Outstanding forward contracts valued to market rates.

Volvo Group's net flow per currency

SEK M		Currencies Inflow USD	Inflow GBP	Inflow EUR	Other currencies Net SEK	Fair value [2]
Net flow 2002	amount	735	369	1,057		
	rate [3]	9.7287	14.5816	9.1596		
Net flow SEK, [3]		**7,100**	**5,400**	**9,700**	**6,600**	**28,800**
Hedged portion, % [4]		**73**	**54**	**58**		

3 Average exchange rate during the financial year.
4 Outstanding currency contracts, regarding commercial exposure due in 2003, percentage of net flow 2002.

Financial exposure

Group companies operate in local currencies. Through loans and investments being mainly in the local currency, financial exposure is reduced. In companies which have loans and investments in foreign currencies, hedging is carried out in accordance with Volvo's financial policy, which means no currency risks is assumed.

Equity exposure

In conjunction with translation of the Group's assets and liabilities in foreign subsidiaries to Swedish kronor a risk arises that the currency rate will have an effect on the consolidated balance sheet. Companies in the Volvo Group are generally formed or acquired with a long-term perspective, where equity is used to fund real assets that are not to be realized within a foreseeable future.

As a consequence of the above, equity hedging will primarily be used if a foreign Volvo Group company is over capitalized. To avoid extensive equity exposure, the level of equity in Volvo Group companies will be kept at a commercially, legally and fiscally optimal level. At year-end 2002, net assets in subsidiaries and associated companies outside Sweden amounted SEK 23.8 billion.

Hedging of translation exposure from shareholdings in foreign associated companies or minority interest companies will be executed on a case-by-case basis.

Volvo Group outstanding derivatives – commercial exposure

	December 31, 2000			December 31, 2001			December 31, 2002		
	Notional amount	Book value	Estimated fair value	Notional amount	Book value	Estimated fair value	Notional amount	Book value	Estimated fair value
Foreign exchange forward contracts									
– receivable position	19,017	71	1,513	9,780	16	554	25,857	149	1,017
– payable position	24,910	(89)	(2,817)	20,022	(271)	(1,753)	10,210	(5)	(202)
Options – purchased									
– receivable position	808	–	2	173	–	0	4,484	–	94
– payable position	1,736	(3)	(4)	75	(1)	(1)	117	–	(1)
Options – written									
– receivable position	385	–	0	–	–	–	–	–	–
– payable position	568	–	0	–	–	–	3,458	–	(53)
Subtotal		(21)	(1,306)		(256)	(1,200)		144	855
Commodity forward contracts									
– receivable position	–	–	–	–	–	–	223	–	272
– payable position	–	–	–	–	–	–	88	–	(113)
Total		(21)	(1,306)		(256)	(1,200)		144	1,014

The notional amount of the derivative contracts represents the gross contract amount outstanding. To determine the estimated fair value, the major part of the outstanding contracts have been marked to market. Discounted cash flows have been used in some cases.

Interest-rate risks

Interest-rate risks relate to the risk that changes in interest-rate levels affect the Group's profit. By matching fixed-interest periods of financial assets and liabilities, Volvo reduces the effects of interest-rate changes. Interest-rate swaps are used to change the interest-rate periods of the Group's financial assets and liabilities. Exchange-rate swaps make it possible to borrow in foreign currencies in different markets without incurring currency risks.

Volvo also holds standardized futures and forward-rate agreements. The majority of these contracts are used to secure interest levels for short-term borrowing or placement.

Liquidity risks

Volvo ensures maintenance of a strong financial position by continuously keeping a certain percentage of sales in liquid assets. A proper balance between short- and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing.

Volvo Group outstanding derivatives – financial exposure

	December 31, 2000			December 31, 2001			December 31, 2002		
	Notional amount	Book value	Estimated fair value	Notional amount	Book value	Estimated fair value	Notional amount	Book value	Estimated fair value
Interest-rate swaps									
– receivable position	64,345	561	2,990	62,456	3,670	4,549	78,571	2,822	4,404
– payable position	57,488	(366)	(2,969)	86,328	(3,888)	(4,633)	73,257	(1,568)	(2,536)
Forwards and futures									
– receivable position	174,576	0	201	230,323	120	120	260,921	216	216
– payable position	201,657	(28)	(247)	250,390	(126)	(126)	255,503	(217)	(220)
Foreign exchange derivative contracts									
– receivable position	32,741	34	1,046	6,306	96	100	15,962	211	202
– payable position	21,668	(76)	(2,894)	21,465	(428)	(435)	5,443	(70)	(72)
Options purchased, caps and floors									
– receivable position	52	–	1	–	–	–	–	–	–
– payable position	–	–	–	–	–	–	200	–	(7)
Options written, caps and floors									
– receivable position	–	–	–	–	–	–	–	–	–
– payable position	55	–	0	–	–	–	–	–	–
Total		125	(1,873)		(556)	(425)		1,394	1,987

Credit risks in financial instruments

Credit risk in financial investments

The liquidity in the Group is invested mainly in local cash pools or directly with Volvo Treasury. Volvo Treasury invests the liquid funds in the money and capital markets. This concentrates the credit risk within the Group's in-house bank.

All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo's credit policy, counterparties for both investments and transactions in derivatives must in general have received a rating of "A" or better from one of the well-established credit-rating institutions.

Counterparty risks

The derivative instruments used by Volvo to reduce its foreign-exchange and interest-rate risk in turn give rise to a counterparty risk, the risk that a counterparty will not fulfill its part of a forward or option contract, and that a potential gain will not be realized. Transactions with derivative instruments are mainly conducted via Volvo Treasury which means that the counterparty risk is concentrated within the Group's in-house bank. Where appropriate, the Volvo Group arranges master netting agreements with the counterparty to reduce exposure. The credit exposure in interest-rate and foreign exchange contracts is represented by the positive fair value – the potential gain on these contracts – as of the reporting date. The risk exposure is calculated daily. The credit risk in futures contracts is limited through daily or monthly cash settlements of the net change in value of open contracts. The estimated exposure in foreign exchange contracts, interest-rate swaps and futures, options and commodity forward contracts amounted to 1,219; 4,620; 94 and 272 as of December 31, 2002.

Volvo does not have any significant exposure to an individual customer or counterparty.

Calculation of fair value of financial instruments

Volvo has used generally accepted methods to calculate the market value of the Group's financial instruments as of December 31, 2000, 2001 and 2002. In the case of instruments with maturities shorter than three months – such as liquid funds and certain current liabilities as well as certain short-term loans – the book value has been assumed to closely approximate market value.

Official exchange rates and prices quoted in the open market have been used initially for purposes of valuation. In their absence, the valuation has been made by discounting future cash flows at the market interest rate for each maturity. These values are estimates and will not necessarily be realized.

Estimated fair value of Volvo's financial instruments

	December 31, 2000		December 31, 2001		December 31, 2002	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Balance sheet items						
Investments in shares and participations						
fair value determinable [1]	27,589	20,955	25,245	17,661	25,220	15,537
fair value not determinable [2]	372	–	586	–	615	–
Long-term receivables and loans	28,646	29,095	32,432	32,860	30,581	29,066
Short-term receivables and loans	33,078	35,338	24,822	24,765	23,090	23,854
Marketable securities	9,568	9,603	13,514	13,399	16,707	16,659
Long-term loans and debts	40,670	41,792	54,130	56,903	53,123	55,244
Short-term loans	25,828	27,000	36,817	35,898	26,018	26,770
Off-balance-sheet items						
Volvo Group outstanding derivative contracts – commercial exposure	(21)	(1,306)	(256)	(1,200)	144	855
Volvo Group outstanding commodity contracts	–	–	–	–	–	159
Volvo Group outstanding derivative contracts – financial exposure	125	(1,873)	(556)	(425)	1,394	1,987

1 Pertains mainly to Volvo's holdings in Mitsubishi Motors Corporation 2000, and in Scania AB 2000–2002.
2 No single investment represents any significant amount.

Note 33 Net income and shareholders' equity in accordance with U.S. GAAP

A summary of the Volvo Group's net income and shareholders' equity determined in accordance with U.S. GAAP, is presented in the accompanying tables.

Application of U.S. GAAP would have the following effect on consolidated net income and shareholders' equity:

Net income	2000	2001 [1]	2002
Net income in accordance with Swedish accounting principles	4,709	(1,467)	1,393
Items increasing (decreasing) reported net income			
Derivative instruments and hedging activities (A)	(654)	(298)	1,772
Business combinations (B)	(91)	(744)	1,094
Shares and participations (C)	24	–	–
Interest costs (D)	(3)	18	22
Leasing (E)	16	13	15
Investments in debt and equity securities (F)	(548)	(153)	(9,616)
Restructuring costs (G)	(281)	(579)	–
Pensions and other post-employment benefits (H)	(170)	456	669
Alecta surplus funds (I)	(523)	111	410
Software development (J)	384	(212)	(212)
Product development (K)	–	(1,962)	(1,236)
Entrance fees, aircraft engine programs (L)	(336)	(324)	(219)
Tax effect of above U.S. GAAP adjustments (M)	600	821	(357)
Net increase (decrease) in net income	(1,582)	(2,853)	(7,658)
Net income (loss) in accordance with U.S. GAAP	**3,127**	**(4,320)**	**(6,265)**
Net income (loss) per share, SEK in accordance with U.S. GAAP	**7.40**	**(10.20)**	**(14.90)**
Weighted average number of shares outstanding (in thousands)	421,684	422,429	419,445

1 Amounts previously reported as net income in accordance with U.S. GAAP have been restated in these consolidated financial statements. Net loss previously reported for the year ended December 31, 2001 was SEK 3,981 million. Net loss reported in these consolidated financial statements for the year ended December 31, 2001 is SEK 4,320 million. Net loss per share previously reported for the year ended December 31, 2001 was SEK 9.40. Net loss per share reported in these consolidated financial statements for the year ended December 31, 2001 is SEK 10.20. The decrease in net income and net income per share relates to an error in calculating the basis adjustment to hedged items in fair value hedges.

Shareholders' equity	2000	2001 [1]	2002
Shareholders' equity in accordance with Swedish accounting principles	88,338	85,185	78,278
Items increasing (decreasing) reported shareholders' equity			
Derivative instruments and hedging activities (A)	(1,286)	(1,584)	188
Business combinations (B)	1,317	4,125	5,219
Shares and participations (C)	36	36	36
Interest costs (D)	112	130	152
Leasing (E)	(163)	(149)	(134)
Investments in debt and equity securities (F)	(6,066)	(7,328)	(9,813)
Restructuring costs (G)	579	–	–
Pensions and other postemployment benefits (H)	109	272	(20)
Alecta surplus funds (I)	(523)	(412)	(2)
Software development (J)	754	542	330
Product development (K)	–	(1,962)	(3,263)
Entrance fees, aircraft engine programs (L)	(387)	(719)	(855)
Tax effect of above U.S. GAAP adjustments (M)	1,941	3,155	1,066
Net increase (decrease) in shareholders' equity	(3,577)	(3,894)	(7,096)
Shareholders' equity in accordance with U.S. GAAP	**84,761**	**81,291**	**71,182**

1 Amounts previously reported as shareholders' equity in accordance with U.S. GAAP have been restated in these consolidated financial statements. Shareholders' equity previously reported for the year ended December 31, 2001 was SEK 81,630 million. Shareholders' equity reported in these consolidated financial statements for the year ended December 31, 2001 is SEK 81,291 million. The decrease in shareholders' equity relates to an error in calculating the basis adjustment to hedged items in fair value hedges.

Significant differences between Swedish and U.S. accounting principles

A. Derivative instruments and hedging activities. Volvo uses forward exchange contracts and currency options to hedge the value of future commercial flows of payments in foreign currency and commodity purchases. Outstanding contracts that are highly certain to be covered by forecasted transactions are not assigned a value in the consolidated accounts.

Under U.S. GAAP hedge accounting is not applied for commercial derivatives, and therefore outstanding forward contracts and options are valued at market rates. The profits and losses that

thereby arise are included when calculating income. Unrealized net gains for 2002 pertaining to forwards and options contracts are estimated at 870 (losses 944; losses 1,286).

Volvo uses derivative instruments to hedge the value of the Groups' financial position. In accordance with U.S. GAAP, all outstanding derivative instruments are valued at fair value. The profits and losses that thereby arise are included when calculating income. Only part of the Groups' hedges of financial exposure qualify for hedge accounting under U.S. GAAP and are accounted for as such. In those cases the hedged items are valued at fair value regarding the risk and period beeing hedged and included when calculating income.

Accounting for derivative instruments and hedging activities	Net income			Shareholders' equity		
	2000	2001 [1]	2002	2000	2001 [1]	2002
Derivatives Commercial exposure	(654)	342	1,814	(1,286)	(944)	870
Derivatives Financial exposure	–	(685)	43	–	(685)	(642)
Derivatives in fair value hedges		808	426	–	808	1,234
Fair value adjustment hedged items	–	(765)	(511)	–	(763)	(1,274)
Transition adjustment	–	2	–	–	–	–
Derivative instruments and hedging activities in accordance with U.S GAAP, December 31	**(654)**	**(298)**	**1,772**	**(1,286)**	**(1,584)**	**188**

1 Amounts for 2001 have been restated in these financial statements due to an error in calculating the basis adjustment to hedged items in fair value hedges.

B. Business combinations. Acquisitions of certain subsidiaries are reported differently in accordance with Volvo's accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

Effective in 2002, Volvo has adopted SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with U.S. GAAP. In accordance with the transition rules of SFAS 142, Volvo has identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In Volvo's income statement for 2002 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income was 1,094. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2002. No impairment loss has been recognized as a result of these tests. Excluding amortization of goodwill, Volvo's net loss during 2001 in accordance with U.S. GAAP would have amounted to 3,018, corresponding to a basic and diluted net loss per share of SEK 7.10. During 2000, Volvo's net income in accordance with U.S. GAAP, excluding amortization of goodwill, would have amounted to 3,709, corresponding to a basic and diluted SEK 8.80 per share.

In 2001, AB Volvo acquired 100% of the shares in Renault V.I. and Mack Trucks Inc. from Renault SA in exchange for 15% of the shares in AB Volvo. Under Swedish GAAP, the goodwill attributable to this acquisition was set at SEK 8.4 billion while under U.S. GAAP the corresponding goodwill was set at SEK 11.5 billion. The difference was mainly attributable to determination of the purchase consideration. In accordance with Swedish GAAP, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined to be based on the market price of the issued shares at the time of the transaction is completed. In accordance with U.S. GAAP, such a purchase consideration is determined to be based on the market price of the underlying shares for a reasonable period before and after the terms of the transaction are agreed and publicly announced. The goodwill may be subject to adjustment pending resolution of the dispute between AB Volvo and Renault SA regarding the final value of acquired assets and liabilities in Renault V.I. and Mack Trucks.

In 1995, AB Volvo acquired the outstanding 50% of the shares in Volvo Construction Equipment Corporation (formerly VME) from Clark Equipment Company, in the U.S. In conjunction with the acquisition, goodwill of SEK 2.8 billion was reported. The shareholding was written down by SEK 1.8 billion, which was estimated to correspond to the portion of the goodwill that was attributable at the time of acquisition to the Volvo trademark. In accordance with U.S. GAAP, the goodwill of SEK 2.8 billion was amortized over its estimated useful life (20 years) until 2002 when Volvo adopted FAS 142 (see above).

	Net income			Shareholders' equity		
Goodwill	2000	2001	2002	2000	2001	2002
Goodwill in accordance with Swedish GAAP, December 31	(491)	(1,058)	(1,094)	4,969	13,013	11,297
Items affecting reporting of goodwill:						
Acquisition of Renault V.I. and Mack Trucks Inc.	–	(153)	430	–	2,899	3,329
Acquisition of Volvo Construction Equipment Corporation	(91)	(91)	51	1,317	1,226	1,277
Other acquisitions	–	–	613	–	–	613
Net change in accordance with U.S. GAAP	(91)	(244) [1]	1,094	1,317	4,125	5,219
Goodwill in accordance with U.S. GAAP, December 31	**(582)**	**(1,302)**	**0**	**6,286**	**17,138**	**16,516**

1 Income under U.S. GAAP was in total 744 lower than under Swedish GAAP, including 244 due to higher goodwill amortization and 500 due to other differences in purchase accounting.

C. Shares and participations. In calculating Volvo's share of earnings and shareholders' equity in associated companies in accordance with U.S. GAAP, differences between the accounting for these companies in accordance with Volvo's principles and U.S. GAAP have been reflected.

Income from investments in associated companies is reported before taxes in accordance with Swedish accounting principles, and after tax in accordance with U.S. GAAP. Taxes attributable to associated companies amounted to 65 (42; 244).

D. Interest costs. In accordance with U.S. GAAP, interest expense incurred in connection with the financing of the construction of property and other qualifying assets is capitalized and amortized over the useful life of the related assets. In Volvo's consolidated accounts, interest expenses are reported in the year in which they arise.

E. Leasing. Certain leasing transactions are reported differently in accordance with Volvo's accounting principles compared with U.S. GAAP. The differences pertain to sale-leaseback transactions prior to 1997.

F. Investments in debt and equity securities. In accordance with U.S. GAAP, Volvo applies SFAS 115: "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values, and for all debt securities. These investments are to be classified as either "held-to-maturity" securities that are reported at amortized cost, "trading"

securities that are reported at quoted market prices with unrealized gains or losses included in earnings, or "available-for-sale" securities, reported at quoted market prices, with unrealized gains or losses being credited or debited to Other comprehensive income and thereby included in shareholders' equity.

As of December 31, 2002, unrealized losses after deducting for unrealized gains in "available-for-sale" securities amounted to 9,763 (7,211; 6,101). Sale of "available-for-sale" shares in 2002 provided SEK – (3,2 billion; –) and the capital gain, before tax, on sales of these shares amounted to SEK – (0,6 billion; –).

As set out above, all "available-for-sale" securities are valued at quoted market price at the end of each fiscal year with the change in value being credited or debited to Other comprehensive income. However, if a security's quoted market price has been below the carrying value for an extended period of time, U.S. GAAP include a presumption that the decline in value is "other than temporary". Under such circumstances, U.S. GAAP require that the value adjustment must be recorded in Net income with a corresponding credit to Other comprehensive income. Accordingly, value adjustments amounting to 9,683, mainly pertaining to Volvo's holding in Scania were charged to U.S. GAAP Net income during 2002. After these adjustments, the remaining value of unrealized losses before tax debited to Other comprehensive income amounted to 80 as of December 31, 2002.

In accordance with Swedish accounting principles, no write-downs have been made since the fair value of Volvo's investments is considered to be higher than the quoted market price of these investments. See further in Note 13.

Summary of debt and equity securities available for sale and trading	Book value[1]	Market value	FAS 115-adjustment, gross	Tax and minority interests	FAS 115-adjustment, net
Trading, December 31, 2002	16,130	16,080	(50)	14	(36)
Trading, January 1, 2002	11,862	11,745	(117)	33	(84)
Change 2002			67	(19)	48
Available for sale					
Marketable securities	422	422	–	–	–
Shares and convertible debenture loan	27,338	17,575	(9,763)	22	(9,741)
Available for sale					
December 31, 2002	27,760	17,997	(9,763)	22	(9,741)
January 1, 2002	29,458	22,247	(7,211)	2,019	(5,192)
Change 2002			(2,552)	(1,997)	(4,549)

[1] According to Swedish accounting principles.

The book values and market values for these listed securities are distributed as follows:

	January 1, 2002		December 31, 2002	
	Book value[1]	Market value	Book value[1]	Market value
Available for sale				
Marketable securities	1,652	1,654	422	422
Shares and convertible debenture loan	27,806	20,593	27,338	17,575
Trading	11,862	11,745	16,130	16,080

[1] According to Swedish accounting principles.

G. Restructuring costs. Up to and including 2000, restructuring costs were in the Volvo Group's year-end accounts reported in the year that implementation of these measures was approved by each company's Board of Directors. In accordance with U.S. GAAP, costs are reported for restructuring measures only under the condition that a sufficiently detailed plan for implementation of the measures is prepared at the end of the accounting period. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR16 Provisions, contingent liabilities and contingent assets, which is substantially equivalent to U.S. GAAP.

H. Provision for pensions and other post-employment benefits. The greater part of the Volvo Group's pension commitments are defined contribution plans in which regular payments are made to independent authorities or bodies that administer pension plans. There is no difference between U.S. and Swedish accounting principles in accounting for these pension plans.

Other pension commitments are defined-benefit plans; that is, the employee is entitled to receive a certain level of pension benefits, usually related to the employee's final salary. In these cases the annual pension cost is calculated based on the current value of future pension payments. In Volvo's consolidated accounts, provisions for pensions and pension costs for the year in the individual companies are calculated based on local rules and directives. In accordance with U.S. GAAP, provisions for pensions and pension costs for the year should always be calculated as specified in SFAS 87, "Employers Accounting for Pensions." The difference compared with local rules in Sweden (FAR4) lies primarily in the choice of actuarial method, discount rates and the fact that U.S. calculations of pension benefit obligations, in contrast to Swedish calculations, are based on salaries calculated at the time of retirement.

The following tables disclose information about assumptions, periodical costs, obligations and funded positions of the Volvo Group's most significant defined benefit plans. The tables further include reconciliations for reported costs and net provisions under U.S. GAAP and Swedish accounting principles.

The actuarial calculations have been made by use of the assumptions specified in the below table. The specified assumptions for discount rates reflect the discounts rates used for determination of the projected benefit obligations at the end of the year. The specified assumptions for expected return on plan assets reflect the assumptions used for determination of the net periodical pension costs. The expected return on plan assets in 2003 will generally be lower than in 2002, mainly as a consequence of the lower interest rates at the end of 2002.

	2000	2001	2002
Sweden			
Discount rate	5.5	5.5	5.5
Expected return on plan assets	7.0	7.0	7.0
Expected salary increases	3.0	3.0	3.0
United States			
Discount rate	7.5	7.0–7.25	6.75
Expected return on plan assets	9.0	9.0–9.5	9.0–9.5
Expected salary increases	6.0	5.0	3.5
France			
Discount rate	–	5.5	5.5
Expected salary increases	–	3.0	3.0
Great Britain			
Discount rate	5.75	5.75	5.5
Expected return on plan assets	6.5	7.0	7.0
Expected salary increases	3.75	3.75	3.5

Net periodical pension costs in accordance with U.S. GAAP	2000	2001	2002
Service costs	339	468	480
Interest costs	406	1,273	1,263
Expected return on plan assets	(535)	(1,435)	(1,214)
Amortization, net	(12)	36	137
Pension costs attributable to defined benefit plans in Sweden, United States, France and Great Britain	**198**	**342**	**666**
Pension costs attributable to other plans (mainly defined contribution plans)	2,203	2,534	3,137
Total pension costs in accordance with U.S. GAAP [1,2]	**2,401**	**2,876**	**3,803**
Total pension costs in accordance with Swedish accounting principles [1,2]	**2,231**	**3,332**	**4,472**
Adjustment of this year's income in accordance with U.S. GAAP, before tax	(170)	456	669

1 Excluding deduction attributable to Alecta surplus funds of 683 in 2000 under Swedish GAAP and 160 in 2000, 111 in 2001 and 410 in 2002 under U.S. GAAP. See (I) in this note.
2 Excluding costs for special termination benefits in connection with restructuring measures during 2001 amounting to 402 under Swedish and U.S. GAAP.

Obligations in defined benefit plans	Sweden Pensions (ITP plan)	United States Pensions	France Pensions	Great Britain Pensions	US other benefits
Obligations at December 31, 2000	**3,768**	**2,437**	**–**	**1,347**	**1,143**
Acquisitions and divestments, net	–	8,693	2,554	–	5,657
Service costs	97	286	30	56	88
Interest costs	198	847	143	86	513
Plan amendments	–	273	–	–	394
Termination benefits	–	263	139	–	129
Curtailments	–	(60)	–	–	(13)
Employee contributions	–	–	–	18	–
Actuarial (gains) and losses	99	1	37	41	32
Exchange rate translation	–	1,349	163	125	829
Benefits paid	(99)	(876)	(354)	(73)	(551)
Obligations at December 31, 2001	**4,063**	**13,213**	**2,712**	**1,600**	**8,221**
Acquisitions and divestments, net	–	1	–	–	–
Service costs	169	239	24	48	70
Interest costs	209	831	134	89	509
Plan amendments	–	368	–	–	(105)
Termination benefits	24	–	44	–	–
Curtailments	–	(26)	(8)	–	(6)
Employee contributions	–	–	–	17	–
Actuarial (gains) and losses	(366)	157	133	94	145
Exchange rate translation	–	(2,346)	(65)	(143)	(1,424)
Benefits paid	(105)	(896)	(492)	(42)	(579)
Obligations at December 31, 2002	**3,994**	**11,541**	**2,482**	**1,663**	**6,831**

Fair value of plan assets in funded plans	Sweden Pensions (ITP plan)	United States Pensions	France Pensions	Great Britain Pensions	US other benefits
Plan assets at December 31, 2000	**3,661**	**2,392**	**–**	**1,363**	**–**
Acquisitions and divestments, net	–	8,709	–	–	355
Actual return on plan assets	(162)	(810)	–	(140)	12
Employer contributions	14	109	–	42	211
Employee contributions	–	–	–	17	–
Exchange rate translation	–	1,268	–	115	34
Benefits paid	–	(914)	–	(73)	(475)
Plan assets at December 31, 2001	**3,513**	**10,754**	**–**	**1,324**	**137**
Actual return on plan assets	(358)	(1,516)	–	(208)	1
Employer contributions	–	60	–	56	97
Employee contributions	–	–	–	17	–
Exchange rate translation	–	(1,641)	–	(108)	(19)
Benefits paid	–	(887)	–	(42)	(144)
Plan assets at December 31, 2002	**3,155**	**6,770**	**–**	**1,039**	**72**

Net provisions for postemployment benefits	Sweden Pensions (ITP plan)	United States Pensions	France Pensions	Great Britain Pensions	US other benefits	Other plans	Total
Funded status at December 31, 2001	**(550)**	**(2,459)**	**(2,712)**	**(276)**	**(8,084)**		
Unrecognized actuarial (gains) and losses	1,155	2,004	–	279	(93)		
Unrecognized transition (assets) and obligations according to SFAS 87, net	(52)	–	–	(21)	34		
Unrecognized prior service costs	–	400	–	10	398		
Minimum liability adjustments	(546)	(1,417)	–	–	–		
Net provisions for postemployment benefits in accordance with U.S. GAAP at December 31, 2001	**7**	**(1,472)**	**(2,712)**	**(8)**	**(7,745)**	**(1,675)**	**(13,605)**
Funded status at December 31, 2002	**(839)**	**(4,771)**	**(2,482)**	**(624)**	**(6,759)**		
Unrecognized actuarial (gains) and losses	1,350	3,952	133	613	70		
Unrecognized transition (assets) and obligations according to SFAS 87, net	(33)	–	–	(18)	7		
Unrecognized prior service costs	–	600	–	9	225		
Minimum liability adjustments	(1,090)	(3,817)	–	(417)	–		
Net provisions for postemployment benefits in accordance with U.S. GAAP at December 31, 2002	**(612)**	**(4,036)**	**(2,349)**	**(437)**	**(6,457)**	**(1,657)**	**(15,548)**
Difference between U.S. GAAP and Swedish accounting principles	(397)	–	–	417	–	–	20
Net provisions for post-employment benefits in accordance with Swedish accounting principles	**(1,009)**	**(4,036)**	**(2,349)**	**(20)**	**(6,457)**	**(1,657)**	**(15,528)**
whereof reported as							
Prepaid pensions (receivables)	–	600	–	–	–	108	708
Provisions for postemployment benefits	(1,009)	(4,636)	(2,349)	(20)	(6,457)	(1,765)	(16,236)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were 17,198; 16,492 and 10,963 at December 31, 2002 and 13,872; 13,351 and 11,142 at December 31, 2001. Under U.S. GAAP an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent this amount is not covered by the net liability recognized in the balance sheet. In 2002, an additional minimum liability of 3,234 (1,622; 132) was recognized.

Other post-employment benefit plans

In addition to its pension plans, certain subsidiaries sponsor unfunded benefit plans, mainly in the U.S., to provide health care and other benefits for retired employees who meet minimum age and service requirements. The plans are generally contributory, with retiree contributions being adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The estimated cost for health-care benefits is recognized on an accrual basis in accordance with the requirements of SFAS 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions."

Net periodical costs for other benefits in accordance with U.S. GAAP:	2000	2001	2002
Service costs	45	88	70
Interest costs	76	513	509
Expected return on plan assets	–	(27)	0
Amortization, net	(4)	4	36
Net periodical benefit costs	**117**	**578**	**615**

An increase of one percentage point per year in healthcare costs would change the accumulated post-retirement benefit obligation as of December 31, 2002 by approximately 191, and the net post-retirement benefit expense by approximately 14. A decrease of 1% would decrease the accumulated value of obligations by about 180 and reduce costs by approximately 13. In 2001, an increase of 1% would increase the accumulated value of obligations by about 206 and increase costs by about 15; a decrease of 1% would reduce the accumulated value of obligations by about 194 and cut costs by about 14.

Calculations made as of December 31, 2002 show an annual increase of 10% in the weighted average per capita costs of covered health-care benefits; it is assumed that the percentage will decline gradually to 5% and then remain at that level.

The discount rates used in determining the accumulated post-retirement benefit obligation as of December 31, 2000, 2001 and 2002 were 7.5%, 7.0-7.25% and 6.75%, respectively.

I. Alecta surplus funds. In the mid-1990s and later years surpluses arose in the Alecta insurance company (previously SPP) since the return on the management of ITP pension plan exceeded the growth in pension obligations. As a result of decisions in December 1998, Alecta distributed, company by company, the surpluses that had arisen up to and including 1998. In accordance with a statement issued by a special committee of the Swedish Financial Accounting Standards Council, surplus funds that were accumulated in Alecta should be reported in companies when their present value can be calculated in a reliable manner. The rules governing how the refund was to be made were established in the spring of 2000 and an income amounting to 683 was included in the Group's income statement under Swedish GAAP during 2000. In accordance with U.S GAAP, the surplus funds should be recognized in the income statement when they are settled.

J. Software development. In accordance with U.S. GAAP (SOP 98–1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use") expenditures for software development should be capitalized and amortized over the useful lives of the projects. In Volvo's accounting in accordance with U.S. GAAP, SOP 98–1 is applied as of January 1999. In Volvo's accounts prepared under Swedish GAAP up to and including 2000, expenditures for software development were expensed as incurred. Effective in

2001, Volvo adopted a new Swedish accounting standard, RR15 Intangible assets. With regard to software development, the new standard is substantially equivalent to U.S. GAAP and consequently the difference between Swedish and U.S. GAAP is pertaining only to expenditures for software development during 1999 and 2000.

K. Product development. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR15 Intangible assets. In accordance with the new standard, which conforms in all significant respects to the corresponding standard issued by the International Accounting Standards Committee (IASC), expenditures for development of new and existing products should be recognized as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value of such intangible assets should be amortized over the useful lives of the assets. In accordance with the new standard, no retroactive application is allowed. Under U.S. GAAP, all expenditures for development of new and existing products should be expensed as incurred.

L. Entrance fees, aircraft engine programs. In connection with its participation in aircraft engine programs, Volvo Aero in certain cases pays an entrance fee. In Volvo's accounting these entrance fees are capitalized and amortized over 5 to 10 years. In accordance with U.S. GAAP, these entrance fees are expensed as incurred.

M. Tax effects of U.S. GAAP adjustments. Deferred taxes are generally reported for temporary differences arising from differences between U.S. GAAP and Swedish accounting principles. During 2002, deferred tax income of 2,123 was released from other comprehensive income related to value adjustments of shares classified as "available-for-sale". Furthermore during 2002, a new tax legislation was enacted in Sweden which removed the possibility to offset capital losses on investments in shares held for operating purposes against income from operations. As a result of the new legislation, a tax expense of 2,123 was charged to Volvo's net income under U.S. GAAP to reduce the carrying value of deferred tax assets relating to investments in shares classified as "available-for-sale".

Comprehensive income (loss)	2000	2001	2002
Net income (loss) in accordance with U.S. GAAP	3,127	(4,320)	(6,265)
Other comprehensive income (loss), net of tax			
Translation differences	966	1,015	(2,222)
Unrealized gains and (losses) on securities (SFAS 115):			
Unrealized gains (losses) arising during the year	(3,787)	(1,532)	(2,425)
Less: Reclassification adjustment for (gains) and losses included in net income	(1)	733	7,558
Additional minimum liability for pension obligations (FAS 87)	(132)	(1,622)	(3,234)
Other	(119)	41	(165)
Other comprehensive income (loss), subtotal	(3,073)	(1,365)	(488)
Comprehensive income (loss) in accordance with U.S. GAAP	**54**	**(5,685)**	**(6,753)**

Supplementary U.S. GAAP information

Classification. In accordance with SFAS 95, "cash and cash equivalents" comprise only funds with a maturity of three months or less from the date of purchase. Some of Volvo's liquid funds (see Notes 19 and 20) do not meet this requirement. Consequently, in accordance with SFAS 95, changes in this portion of liquid funds should be reported as investing activities.